

BUILDING HEALTHY PARTNERSHIPS

2016

ANNUAL MEETING | PROXY STATEMENT



COVER IMAGE
SEAPORT PLAZA LIFE SCIENCE BUILDING
REDWOOD CITY, CA



Letter from Our Board of Directors

Dear Stockholders,

HCP worked through a challenging 2015 to deliver year-over-year per share growth of 4% in funds from operations, or FFO, as adjusted, and 6% in funds available for distribution, or FAD. Our FAD growth enabled us to increase our dividend for a 31st consecutive year, and we take great pride in being the first REIT in the S&P 500 Dividend Aristocrats Index. While we were able to drive earnings growth, largely through accretive acquisitions, we are disappointed with our overall performance, which was negatively impacted by operational challenges in the post-acute/skilled nursing sector. We will continue our ongoing pursuit of delivering dividend income and building long-term stockholder value, which is grounded in our diversified portfolio with recurring growth potential, partnerships with leading operators and tenants, and a strong balance sheet. We are confident in our experienced management team as it navigates us through operational challenges and executes on our long-term strategy to grow our operating business portfolios with disciplined capital allocation and a focus on medical office, private pay senior housing RIDEA, and life science.

We view the attached proxy statement as an opportunity to provide insight regarding our achievements over the past year, including enhanced proxy access, further refinements to our executive compensation program to enhance the alignment between pay and performance, and sustainability leadership.

Enhanced Proxy Access

Following a review of corporate governance best practices and trends, our Company's particular facts and circumstances, as well as the views expressed by our stockholders during our outreach efforts, our Board amended our Bylaws to enhance the proxy access right we provide to stockholders. Under this enhanced proxy access right, a stockholder or a group of up to 25 stockholders owning at least 3% of our shares continuously for three years may nominate directors constituting up to 20% of the Board, or two nominees, whichever is greater, for inclusion in our proxy materials, subject to complying with applicable requirements contained in our Bylaws.

Further Refinements to Our Executive Compensation Program

Our 2015 say-on-pay proposal received robust support from our stockholders with 95.5% of votes cast approving our executive compensation program. Notwithstanding this support, we continued to refine our executive compensation program to further enhance the alignment between pay and performance. Stockholders with whom we engaged during 2015 provided helpful perspectives, including those with respect to our executive compensation program, which our Compensation Committee considered and, in many cases, implemented. For example, our Compensation Committee modified our executive compensation program for 2016 by diversifying the performance metrics used in our short-term incentive compensation plan, or STIP, and eliminating the 1-year performance component of our long-term incentive compensation plan, or LTIP. The portion of the LTIP awards subject to a 3-year total stockholder return, or TSR, metric increased from 50% to 60% of the award to encourage prudent risk management and the accomplishment of long-term objectives, as well as foster an alignment of interests with our stockholders.

Sustainability Leadership

We are excited about our Combined Annual and Sustainability Report, which we are providing to you with this proxy statement. This is the fifth year that we have published a Sustainability Report, which is prepared in accordance with the Global Reporting Initiative G4 Guidelines at the Core Level. Sustainability is an integral part of our overall business strategy, and we have increased the transparency of our business and risk management practices by combining our financial and sustainability information into a single report.

A Look to the Future

We remain committed to executing our long-term investment strategy through healthy operator and tenant relationships. We have added complementary healthcare operating expertise to our senior leadership team, and have also expanded our business development and asset management talent to target and develop new relationships within our focused investment areas. As stewards of your Company, we are committed to acting in the best interests of HCP and its stockholders. We hope that you will attend our 31st Annual Meeting of Stockholders in person to hear first-hand about our performance and plans for the future. Thank you for your continued support.

Michael D. McKee
Independent Chairman

Brian G. Cartwright
Independent Director

Christine N. Garvey
Independent Director

David B. Henry
Independent Director

Lauralee E. Martin
President and CEO

James P. Hoffmann
Independent Director

Peter L. Rhein
Independent Director

Joseph P. Sullivan
Independent Director

Building Healthy Partnerships™

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Notice of Annual Meeting of Stockholders



Date	•	Thursday, April 28, 2016
Time	•	9:30 a.m. Pacific Time
Place	•	The Westin South Coast Plaza 686 Anton Boulevard Costa Mesa, California 92626
Record Date	•	Monday, March 7, 2016

Annual Meeting Proposals



1 Election of the eight director nominees named in this proxy statement

2 Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending Dec. 31, 2016

3 Approval, on an advisory basis, of our executive compensation program

Transaction of such other business as may properly come before the Annual Meeting or any adjournments or postponements thereof

Proxy Voting

Please submit your proxy or voting instructions as soon as possible to instruct how your shares are to be voted at the Annual Meeting, even if you plan to attend the meeting. If you later vote in person at the Annual Meeting, your previously submitted proxy or voting instructions will not be used.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President,
General Counsel and Corporate Secretary

Irvine, California
March 17, 2016

Important Notice Regarding Internet Availability of Proxy Materials

This proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2015 are available on the Internet at *http://materials.proxyvote.com/HCP*. You can also view these materials at *www.proxyvote.com* by using the control number provided on your proxy card or Notice of Internet Availability of Proxy Materials.

Table of Contents



Our Board of Directors ("Board") solicits your proxy for the 2016 annual meeting of stockholders and any adjournment or postponement thereof (the "Annual Meeting"). These proxy materials are first being made available to our stockholders on or about March 17, 2016.

This summary provides an overview of information contained in our proxy statement and does not contain all of the information that you should consider before voting. We encourage you to review the entire proxy statement before casting your vote.

Date •	Thursday, April 28, 2016
Time •	9:30 a.m. Pacific Time
Place •	The Westin South Coast Plaza 686 Anton Boulevard Costa Mesa, California 92626
Record Date •	Monday, March 7, 2016

Your Vote Is Important

Even if you plan to attend the Annual Meeting, please submit your proxy or voting instructions as soon as possible. If you later attend the Annual Meeting and vote in person, your previously submitted proxy or voting instructions will not be used.

How to Vote – Stockholders of Record

By Internet	By Telephone	By Mobile Device	By Mail
Visit 24/7 **www.proxyvote.com**	Dial toll-free 24/7 1-800-690-6903	Scan this **QR code**	Cast your ballot, sign your proxy card and send by free post

How to Vote – Beneficial Owners

If you own shares registered in the name of a broker, bank or other custodian, please follow the instructions they provide on how to vote your shares. To vote your shares in person at the Annual Meeting, contact your broker, bank or other custodian to obtain a legal proxy or broker's proxy card, and bring this to the Annual Meeting to demonstrate your authority to vote.

Proposal Roadmap	Page	Recommendation
PROPOSAL NO. 1. Election of Directors	8	✓
Our Board believes that the eight director nominees represent a breadth of qualifications, as well as diverse perspectives, to provide effective leadership, oversight and guidance.		
PROPOSAL NO. 2. Ratification of Appointment of Independent Registered Public Accounting Firm	27	✓
Deloitte & Touche LLP has been appointed as our independent registered public accounting firm for the 2016 fiscal year to be ratified by our stockholders.		
PROPOSAL NO. 3. Approval, on an Advisory Basis, of Executive Compensation	55	✓
Our executive compensation program links pay to performance and is designed to create greater alignment with the interests of our stockholders and promote the creation of long-term value.		

Please see the "Additional Information About the Annual Meeting" and "Other Matters" sections of this proxy statement for important information about the Annual Meeting, including how to vote your shares and the deadlines to submit stockholder proposals or nominations for the 2017 annual meeting.

Corporate Governance Highlights

We are committed to sustainable corporate governance practices that promote long-term value creation, transparency and accountability to our stockholders. We have enhanced our corporate governance structure by:

- **Expanding Proxy Access:** Following a review of corporate governance best practices and trends, our particular facts and circumstances, as well as the views expressed by our stockholders during our outreach efforts, our Board amended our Bylaws to enhance the proxy access right we provide to stockholders. The amended proxy access right:
  - Reduces the qualifying ownership threshold from 5% to 3% of our outstanding common stock;
  - Provides that a minimum of two stockholder-nominated candidates will be eligible for inclusion in our proxy materials;
  - Increases the number of stockholders who may aggregate their shares to meet the 3% ownership threshold from 10 to 25;
  - Provides that related funds will be generally counted as one stockholder for purposes of the aggregation limit;
  - Clarifies that loaned shares are counted toward the ownership requirement, provided that certain recall requirements are met;
  - Removes the requirement that a nominating stockholder provide a representation as to its intentions with respect to continuing to own the required number of shares for at least one year following the applicable annual meeting; and
  - Decreases the minimum level of support a proxy access candidate is required to receive in order to be eligible to be renominated at the next two annual meetings from 25% to 10% of the votes cast.


3%
Ownership of our common stock
up to 25
Stockholders may aggregate
3 years
Continuous ownership
minimum 2
Stockholder nominated candidates

- **Revising the Composition of our Board Committees:** As a corporate governance best practice, our Nominating and Corporate Governance Committee annually considers the composition of our standing Board committees to ensure an appropriate balance of workloads and a diversity of perspectives. In July 2015, the Nominating and Corporate Governance Committee reviewed and discussed the skills, roles and time commitments of our committee members and recommended that the Board revise the composition of its committees. The Board agreed with the recommendation, resulting in a new Audit Committee chair, two new members of the Compensation Committee, and one new member of the Nominating and Corporate Governance Committee. See "Board of Directors and Corporate Governance—Committees of the Board" for additional details.

Other Corporate Governance Highlights

- ✔ Separate Chairman and Chief Executive Officer ("CEO")
- ✔ Annual Election of Directors with Majority Voting Standard
- ✔ 7 of Our 8 Directors Are Independent
- ✔ Women Represent 25% of Our Board
- ✔ Annual Board and Committee Self-Evaluations
- ✔ Board Orientation and Continuing Education Program
- ✔ Effective Board Risk Oversight
- ✔ Codes of Conduct for Directors, Employees and Vendors
- ✔ Award-Winning Commitment to Sustainability
- ✔ Anti-Hedging, Anti-Pledging and Clawback Policies
- ✔ Robust Executive and Director Stock Ownership Guidelines
- ✔ Establishment of Long Range Planning Committee

Our Director Nominees

Our Board has a breadth of experience and diversity in perspective and background, as reflected in the summary below. We believe the range of tenures of our directors creates a synergy between institutional knowledge and new perspectives.

Name and Current Position	Age	Director Since	Independent	Committee: Audit	Committee: Compensation	Committee: Nominating and Corporate Governance	Committee: Long Range Planning	Experience: Business Leadership	Experience: REIT/Real Estate/ Healthcare	Experience: Public Company Executive	Experience: Investment/Financial	Experience: Legal	Experience: Risk Oversight/ Management	Experience: International
Michael D. McKee Chairman of the Board, HCP, Inc. CEO, Bentall Kennedy U.S., L.P.	70	1989	●		Member	Chair		●	●		●	●	●	●
Lauralee E. Martin President and CEO, HCP, Inc.	65	2008					Chair	●	●	●	●		●	●
Brian G. Cartwright Senior Advisor, Patomak Global Partners, LLC	68	2013	●	Chair			Member	●				●	●	
Christine N. Garvey Former Global Head of Corporate Real Estate Services, Deutsche Bank AG	70	2007	●	Member	Member			●	●	●	●		●	●
David B. Henry Former Vice Chairman & CEO, Kimco Realty Corporation	67	2004	●		Chair	Member		●	●	●	●		●	●
James P. Hoffmann Former Partner and SVP, Wellington Management Company	54	2014	●	Member		Member		●	●		●		●	●
Peter L. Rhein Partner, Sarlot & Rhein	74	1985	●	Member			Member	●	●	●	●		●	
Joseph P. Sullivan Chairman Emeritus, Board of Advisors, RAND Health	73	2004	●		Member		Member	●	●	●	●	●	●	

Member = [person icon] Chair = [person icon with C]

Performance Highlights

We present below highlights of our 2015 performance. While we grew 2015 FAD per share, increased our dividend for the 31st consecutive year, and drove earnings growth, largely through accretive investments, we recognize the challenges we face from our current business concentration with HCR ManorCare Inc. ("HCRMC") in the post-acute/skilled nursing sector. We will continue to work to reduce our concentration in this challenged sector. We also raised $2.3 billion of debt at an attractive blended rate of 3.5%.

2015 Financial Performance



$1.0B
Delivered
$1.0 billion
in dividends to
stockholders

$1.8B
Generated
consolidated portfolio
income of $1.8 billion*

$2.1B
Completed
$2.1 billion
of accretive investments

$2.72
Achieved
all-time high FAD
per share of $2.72*

$3.16
Achieved
FFO as adjusted per
share of $3.16*

$2.3B
Raised
$2.3 billion of debt at a
blended rate of 3.5%

* These are non-GAAP financial measures. We present reconciliations of these financial measures to the most directly comparable GAAP financial measure in our Annual Report on Form 10-K for the year ended December 31, 2015 ("Annual Report").

Dividend Increase for 31st Consecutive Year

Our Board increased our quarterly dividend in January 2016 to $0.575 per share, representing the 31st consecutive year of dividend growth. HCP is the first real estate investment trust ("REIT") in the S&P 500 Dividend Aristocrats Index, which recognizes S&P 500 companies that have increased their dividend for at least 25 consecutive years. We are proud of this achievement, which embodies our commitment to consistently grow stockholder value.

31 Consecutive years of dividend growth

3.7% Average dividend growth over the past 5 years



Dividend growth chart
1985-2016

$2.30**

1985   2016

** Estimated 2016 annualized dividend rate based on the $0.575 per share quarterly dividend paid on February 23, 2016.



2015 Operator Relationships and Asset Management

$23 Billion

Investment Portfolio as of December 31, 2015

3.2M
Executed
3.2 million sq. ft. of leasing in our life science and medical office portfolios

98%
Achieved
all-time high occupancy level of 98% for our life science portfolio

$560M
Recycled
capital of $560 million in assets to upgrade the quality of our portfolio

3.7%
Generated
3.7% same store cash NOI growth from the 75% of our portfolio outside of HCRMC

Sustainability Achievements

✔ Achieved constituency on the Dow Jones Sustainability North America Index for the third consecutive year, and the Dow Jones Sustainability World Index for the first time, in 2015

✔ Achieved constituency on the FTSE4Good Index for the fourth consecutive year in 2015

✔ Named NAREIT's Healthcare Leader in the Light award winner in 2015, the third time in the past four years

✔ Named Healthcare Sector Leader by GRESB for three of the past four years

✔ Received the Green Star designation from GRESB for the fourth consecutive year for our integrated approach to management of key environmental performance indicators in 2015

✔ Received three The Outstanding Building of the Year (TOBY) awards from the Building Owners and Managers Association (BOMA) in 2015

Second Combined Annual and Sustainability Report

BUILDING HEALTHY PARTNERSHIPS
2015
ANNUAL + SUSTAINABILITY REPORT

MEMBER OF
Dow Jones Sustainability Indices
In Collaboration with RobecoSAM ◖



FTSE4Good

NAREIT
Leader In The Light
Sustainable Real Estate Practices





G R E S B
Global Real Estate
Sustainability Benchmark

Our Business Strategy

We invest and manage our real estate portfolio for the long-term to maximize the benefit to our stockholders and support the growth of our dividends. The core elements of our strategy are to:

- Acquire, develop, lease, own and manage a diversified portfolio of quality healthcare properties across multiple business segments and geographic locations (including Europe);

- Align ourselves with leading healthcare companies, operators and service providers, which over the long term should result in higher relative rental rates, net operating cash flows and appreciation of property values;

- Allocate capital targeting a balanced portfolio between longer-term escalating triple-net leases with quality tenants, and operating businesses with shorter-term leases in medical and life science office and senior housing RIDEA;

- Maintain adequate liquidity with long-term fixed rate debt financing with staggered maturities, which supports the longer-term nature of our investments, while reducing our exposure to interest rate volatility and refinancing risk at any point in the interest rate or credit cycles; and

- Continue to manage our balance sheet with a targeted financial leverage to 40% relative to our assets.

Pay-for-Performance Alignment

Consistent with our focus on the long-term success of our business strategy, our executive compensation program is designed to incentivize long-term value creation for our stockholders. To that end, the short- and long-term incentive award opportunities granted to our Named Executive Officers (as named on page 31 of the Compensation Discussion and Analysis ("CD&A"), the "NEOs") are based on rigorous objective, at-risk performance metrics. The Compensation Committee intends that these performance hurdles will have a substantial possibility of not being achieved, so that the NEOs have a meaningful incentive to drive Company performance. Performance is also evaluated across multiple metrics and performance periods to encourage prudent risk management consistent with the Company's financial and strategic goals. If Company results do not meet performance hurdles, the applicable compensation award will be reduced, and if performance does not exceed the minimum threshold for a particular performance metric, then the award allocated to that performance metric will be forfeited in its entirety.

Our NEOs' 2015 compensation awards reflect our commitment to aligning executive pay with performance. As summarized below, total compensation levels in 2015 were lower than those in 2014 and 2013, and below targeted levels for 2015. Lower compensation levels reflect Company performance that, despite our achievements described above, generally fell short of the rigorous goals established for the year, primarily due to the impact of the Company's March 2015 lease restructure transaction with HCRMC.

2015 STIP Awards

As described in more detail under "Compensation Discussion and Analysis—2015 NEO Compensation," 55% of the 2015 short-term incentive plan ("STIP") award opportunities granted to our NEOs were forfeited, resulting in no payout of an award, because the Company did not achieve threshold performance hurdles for normalized funds from operations ("FFO") per share, normalized funds available for distribution ("FAD") per share, and same store cash net operating income ("NOI") growth. Additionally, the 15% portion of the STIP award linked to investment activity resulted in a partial payout based on performance results between the target and high hurdles. The graphic to the right illustrates our CEO's actual 2015 STIP award compared to her maximum award opportunity.



2014-2015 LTIP Awards

In response to stockholder feedback and evolving best practices, we have strengthened the rigor and objectivity of the performance metrics used in our long-term incentive plan ("LTIP") over the last two years. Our Compensation Committee believes that relative total shareholder return ("TSR") is a direct measure of long-term stockholder value and, as such, over time has increased the allocation of pay tied directly to long-term relative TSR.

In both 2014 and 2015, the NEOs' LTIP awards were divided between restricted stock units ("RSUs") that vest based on established performance criteria over a specified time period ("PSUs") and equity awards with only time-based vesting requirements. The 2014 LTIP was granted 50% in the form of PSUs that cliff vest after a forward-looking 3-year performance period based on the outcome of relative TSR and net debt to adjusted pro forma earnings before interest, tax, depreciation and amortization ("Net Debt to EBITDA") performance criteria (70% and 30% respectively). The other 50% of the 2014 LTIP was granted in the form of time-based RSUs and stock options (70% and 30% respectively), one-third of which vested immediately upon grant, with the remaining two-thirds vesting ratably over the following two years on the anniversary of the grant date. In 2015, the performance-based component of the LTIP awards was increased to a total of 75% of the grant based solely on relative TSR performance. No stock options were granted under the 2015 LTIP Program. The 2015 LTIP components are as follows:

- 50% PSUs that cliff vest after a 3-year performance period;
- 25% PSUs that cliff vest after a 1-year performance period; and
- 25% RSUs that vest ratably over three years, beginning on the first anniversary of the grant date.

In 2014 and 2015, our TSR performance lagged the average of our peers and our Net Debt to EBITDA performance was below expectations. As a result, our NEOs are currently expected to realize pay from their total target LTIP award opportunities for 2014 and 2015 that is below the grant date values for these awards reported in the Summary Compensation Table on page 45 in accordance with Securities and Exchange Commission ("SEC") rules (which values are based on the target level of performance). The total amount realized from the 2014 and 2015 LTIP award opportunities will be finally determined following the 3-year performance periods ending December 31, 2016 and 2017, respectively. Further, the Company did not achieve the threshold relative TSR ranking for the 2015 1-year LTIP performance period, resulting in a complete forfeiture of the 2015 LTIP award linked to 1-year relative TSR performance. For more detail regarding the 2015 LTIP awards, see "Compensation Discussion and Analysis—2015 NEO Compensation."

The graphic below reflects the projected status of our CEO's LTIP award opportunities, comparing the total target award opportunity granted in 2014 and 2015, respectively (including the retentive, non-TSR based portions of the award), to the projected total value of the awards, including amounts forfeited, based on relative TSR and Net Debt to EBITDA performance (as applicable) for the applicable performance period through December 31, 2015. Percentages below are based on actual grant date fair values as calculated in accordance with applicable accounting standards.

Status of CEO LTIP Awards


2014 Total LTIP Award Opportunity
$5.1 million
$2.5 million
Annual Retentive LTIP
$2.6 million
3-Year LTIP
Forecasted Payout 49%
Forecasted Forfeiture 51%
2015 Total LTIP Award Opportunity
$4.7 million
$1.1 million
Annual Retentive LTIP
$1.1 million
1-Year LTIP
$2.5 million
3-Year LTIP
Forecasted Payout 23%
Actual Forfeiture 24%
Forecasted Forfeiture 53%

Proposal No. 1

Election of Directors

Director Nominees

Based on the recommendations of the Nominating and Corporate Governance Committee, the Board has nominated our eight current directors, named below, for election at the Annual Meeting, to serve until the 2017 annual meeting of stockholders.

Each of the nominees for election has consented to be named in this proxy statement, and we expect each nominee to serve, if elected. If any nominee is unable to serve or, for good cause, will not serve, your proxy may be voted for a substitute nominee.



Michael D. McKee

Independent Chairman

Age 70

Director Since 1989

Committees (2):
Compensation; and Nominating and Corporate Governance (Chair)

Qualifications

Mr. McKee's substantial experience gained through his leadership roles at real estate-focused companies and as our Chairman brings to our Board a unique perspective of a business leader who has evaluated complex operational and business issues. His executive experience further provides strategic and valuable insight which he draws upon in his role as Chairman. His service on the boards of two other public companies provides him with significant corporate governance insights.

Biography

Mr. McKee has been Chief Executive Officer of Bentall Kennedy U.S., L.P., one of the largest privately owned real estate investment advisory firms in North America, since February 2010. He retired in September 2008 as the Chief Executive Officer and Vice Chairman of the Board of Directors of The Irvine Company, a privately held real estate development and investment company, where he had been an executive officer since 1994. Prior to that, he was a partner with the law firm of Latham & Watkins LLP from 1986 to 1994. Mr. McKee is the Chairman of the Board of Directors of Realty Income Corporation (NYSE: O), a REIT, serves on the Board of Directors of First American Financial Corporation (NYSE: FAF), a title insurance and financial services company, and is Chairman of the Tiger Woods Foundation. He also previously served as a director of Mandalay Resort Group, Irvine Apartment Communities Inc., and Oasis Residential, Inc.



Lauralee E. Martin

President and CEO

Age 65

Director Since 2008

Committees (1):
Long Range Planning (Chair)

Qualifications

Ms. Martin brings to the Board key operational and financial expertise and an industry-wide perspective that contributes to the design and implementation of our business strategy. Her global executive leadership experience and knowledge provide our Board with a strategic resource by bridging the Board and management and enhancing teamwork within all levels of our organization.

Biography

Ms. Martin is HCP's President and Chief Executive Officer. Prior to assuming her current role in October 2013, Ms. Martin was employed by Jones Lang LaSalle Incorporated (NYSE: JLL), one of the world's leading real estate services and money management firms, in various high-level capacities, including as Chief Executive Officer, Americas beginning in January 2013. Prior to that, she was Executive Vice President and Chief Financial Officer since January 2002 and was appointed to the additional position of Chief Operating Officer in January 2005. Ms. Martin also served on its Board of Directors from 2005 until May 2013. She joined Jones Lang LaSalle after 15 years with Heller Financial, Inc., where she was Executive Vice President, Chief Financial Officer and President of the Real Estate Finance Division. Ms. Martin has served on the Boards of ABM Industries Incorporated (NYSE: ABM), a leading provider of building maintenance and facilities solutions, since October 2015 and Kaiser Aluminum Corporation (NYSE: KALU), a leading producer of aluminum products, since September 2010. She previously served as a director of KeyCorp (NYSE: KEY), one of the nation's largest bank-based financial services companies, from 2003 through 2010 and of Gables Residential Trust, a REIT, from 1994 through 2005. Ms. Martin also serves as a Trustee of the Urban Land Institute.



Brian G. Cartwright

Independent Director

Age 68

Director Since 2013

Committees (2):
Audit (Chair); and
Long Range Planning

Qualifications

Mr. Cartwright brings to our Board distinguished corporate governance, regulatory and legal experience, having previously served as General Counsel for the SEC. His legal background and experience managing a large professional services firm provides our Board with considerable expertise regarding the broad range of issues faced by a public company. Additionally, Mr. Cartwright has extensive experience with accounting and auditing issues from his time with Latham & Watkins LLP and at the SEC, which he draws upon in his role as Chair of our Audit Committee.

Biography

Mr. Cartwright has served as a Senior Advisor at Patomak Global Partners LLC, a regulatory consulting firm, since 2012. From 2009 through 2011, he was a Senior Advisor at the law firm of Latham & Watkins LLP. From 2006 through 2009, he served as General Counsel of the SEC. Between 1988 and 2005, Mr. Cartwright was a partner with Latham & Watkins LLP, where he served in various senior management positions, including as a member of its Executive Committee. From 1981 through 1982, he served as a law clerk to Associate Justice Sandra Day O'Connor on the United States Supreme Court. Mr. Cartwright has served on the Board of Investment Technology Group (NYSE: ITG), an independent broker and financial technology provider, since January 2016. He also has served as a member of the Board of Trustees of the Pacific Legal Foundation, a nonprofit provider of legal services, since 2012. He is Vice-Chair of that board, as well as Chair of the Endowment and Investment Committee. He is also a member of the Legal Review Committee and the Financial Affairs and Administration Committee.



Christine N. Garvey

Independent Director

Age 70

Director Since 2007

Committees (2):
Audit; and
Compensation

Qualifications

Ms. Garvey brings to our Board significant operational expertise and a global business approach from her extensive executive real estate background. She also offers a valuable perspective gained through her service as a director and audit committee member of other NYSE-listed companies, which provides strategic insight in her role as a member of our Audit and Compensation Committees.

Biography

Ms. Garvey was the Global Head of Corporate Real Estate Services at Deutsche Bank AG from 2001 to 2004. Prior to that, she served as Vice President, Worldwide Real Estate and Workplace Resources at Cisco Systems, Inc. and as Group Executive Vice President at Bank of America. Ms. Garvey has served as a member of the Board of Directors of ProLogis, Inc. (NYSE: PLD), a REIT, since June 2011, and was a member of the Board of Trustees and the Board of Directors, respectively, of its predecessors, ProLogis (since September 2005) and Catellus Development Corporation (since 1995). She has also served as a member of the Boards of Directors of UnionBanCal Corporation and Toll Brothers, Inc. (NYSE: TOL) since October 2007 and September 2009, respectively. Ms. Garvey also served on the Boards of Directors of MPG Office Trust, Inc., an office building REIT, from 2008 through October 2013 and of Hilton Hotels Corporation (NYSE: HLT) from 2005 through October 2007.



David B. Henry

Independent Director

Age 67

Director Since 2004

Committees (2): Compensation (Chair); and Nominating and Corporate Governance

Qualifications

Mr. Henry brings to our Board executive leadership experience as a CEO and vice chairman of a publicly held REIT. His extensive real estate investment experience, gained from his management of real estate investments for significant public companies for more than 30 years, provides our Board with a comprehensive understanding of the REIT industry. Mr. Henry provides valuable insight as Chair of our Compensation Committee and a member of our Nominating and Corporate Governance Committee.

Biography

Mr. Henry served as Chief Executive Officer of Kimco Realty Corporation (NYSE: KIM), a REIT ("Kimco"), from November 2009 and Vice Chairman from May 2001, until his retirement from both positions in January 2016. He also served as President of Kimco from November 2008 to August 2014. Mr. Henry joined Kimco in 2001 as Vice Chairman and Chief Investment Officer after 23 years at GE, where he was Senior Vice President and Chief Investment Officer of GE Capital Real Estate and Chairman of GE Capital Investment Advisors. He has served on the Boards of Tanger Factory Outlet Centers, Inc. (NYSE: SKT) and Columbia Property Trust (NYSE: CXP) since January 2016, and the Board of VEREIT, Inc. (NYSE: VER), a REIT, since September 2015. Additionally, Mr. Henry is a director of Fairfield County Bank, a private Connecticut mutual savings bank, a former Vice-Chairman of the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT), and a former member of the Executive Board of the Real Estate Roundtable. He also serves as a Trustee and is a past Chairman of the International Council of Shopping Centers (ICSC). Mr. Henry also serves on the real estate advisory boards of New York University and Baruch College.



James P. Hoffmann

Independent Director

Age 54

Director Since 2014

Committees (2): Audit; and Nominating and Corporate Governance

Qualifications

Mr. Hoffmann brings to our Board more than 30 years of experience in real estate investment analysis, as well as a comprehensive understanding of the global real estate investment industry. As a senior REIT analyst and portfolio manager, he gained significant experience relating to investments, risk management and governance matters from an institutional investor perspective. In his role as a member of our Audit and Nominating and Corporate Governance Committees, he offers fresh insights regarding risk management and governance practices.

Biography

Mr. Hoffmann is a former Partner and Senior Vice President of Wellington Management Company where he served as the firm's senior global REIT analyst and portfolio manager, as well as on numerous internal management oversight committees, from 1997 to 2012. Prior to that, he held analyst positions at Everen Securities, LaSalle Street Capital Management and Eastdil Realty, Inc. since 1986, with extensive experience covering REITs and other real estate portfolios across all property sectors. He also served as Senior Investment Officer, Real Estate, at the Washington State Investment Board from 1992 to 1994. Mr. Hoffmann has served as a member of the Board of Trustees of First Potomac Realty Trust (NYSE: FPO), a REIT, since May 2015.



Peter L. Rhein

Independent Director

Age 74

Director Since 1985

Committees (2):
Audit; and
Long Range Planning

Qualifications

Mr. Rhein brings to our Board substantial real estate investment and development experience, and his current and prior service on the boards of directors of other public companies offers valuable insight in his role as a member of our Audit Committee. Having served on our Board since our initial public offering, his tenure provides a seasoned perspective to our Board, as well as an incomparable understanding of our history and culture.

Biography

Mr. Rhein has been a partner of Sarlot and Rhein, a real estate investment partnership, since 1967, and a member of the Management Committee of BBC Properties, LLC, a real estate investment and development company, since October 2001. From 1970 until 1984, he was employed in various capacities by Wells Fargo Realty Advisors and its affiliates. From 1985 to 2008, Mr. Rhein chaired the Audit Committee of HCP. From 1993 to 1998, Mr. Rhein was a director and chaired the Audit Committee of Oasis Residential, Inc., a NYSE REIT. Mr. Rhein has served since 2004 as a director of Cohen & Steers, Inc. (NYSE: CNS), one of the nation's largest managers of real estate mutual funds. He is a certified public accountant.



Joseph P. Sullivan

Independent Director

Age 73

Director Since 2004

Committees (2):
Compensation; and
Long Range Planning

Qualifications

Mr. Sullivan brings to our Board executive leadership experience as a CEO and chairman of the board of a publicly held REIT. His executive experience combined with his extensive background in investment banking and the healthcare industry provides our Board with significant expertise relevant to HCP's business. Additionally, this experience provides valuable insight in Mr. Sullivan's role as a member of our Compensation Committee, as well as his service on the Pricing Committee for capital market transactions.

Biography

Mr. Sullivan has been Chairman Emeritus of the Board of Advisors of RAND Health since 2012 and served as Chairman from 2001 to 2012. Since 1995, he has served on the Board of Advisors of the UCLA Medical Center. From 2000 through 2003, he served as Chairman of the Board and Chief Executive Officer of Protocare, Inc., a healthcare clinical trials and consulting organization. Mr. Sullivan was Chairman of the Board, Chief Executive Officer and President of American Health Properties, Inc. from 1993 to 1999, when it was acquired by HCP. He is a director of The Jazz Bakery, a nonprofit organization, and the University of Minnesota Law School. Mr. Sullivan served as a director of CIGNA Corporation (NYSE: CI), a global health service company, from 2010 to 2015; MPG Office Trust, Inc., an office building REIT, from 2009 to 2013; Amylin Pharmaceuticals, Inc. (NASDAQ: AMLN), a biopharmaceutical company, from 2003 until 2012; and Covenant Care, Inc., a provider of long-term care services, from 2000 until 2006. He also has 20 years of investment banking experience with Goldman Sachs.

Voting Standard

A director nominee will be elected at the Annual Meeting if he or she receives a majority of the votes cast with respect to his or her election (that is, the number of votes cast FOR the nominee must exceed the number of votes cast AGAINST the nominee).

If a director nominee is not re-elected, Maryland law provides that the director will continue to serve on the Board as a "holdover director." Under our Bylaws, a director who fails to be elected must tender his or her resignation, subject to acceptance by the Board. The Nominating and Corporate Governance Committee will then consider such resignation and make a recommendation to our Board on whether to accept the resignation or whether other action should be taken. Our Board would then act on the resignation, taking into account the Committee's recommendation, and would publicly disclose its decision, along with the rationale for it, within 90 days of certification of the election results.

Board Recommendation

 **Our Board unanimously recommends that you vote FOR each of the eight director nominees.**

Board of Directors and Corporate Governance

Board Independence and Leadership Structure

Our Corporate Governance Guidelines provide that a substantial majority of the Board must consist of directors who are neither officers nor employees of HCP or its subsidiaries and are otherwise independent within the independence standards set forth in the rules of the New York Stock Exchange ("NYSE"). Our Board has affirmatively determined that each of Ms. Garvey and Messrs. Cartwright, Henry, Hoffmann, Rhein and Sullivan is independent under the rules of the NYSE. We refer to these directors in this proxy statement as the "Independent Directors." Ms. Martin is our President and CEO and, therefore, is not "independent" under the NYSE rules.

Mr. McKee serves as our non-executive Chairman of the Board, while Ms. Martin serves as our President and CEO. The Board believes that separating the positions of Chairman and CEO enhances the Board's ability to provide independent oversight of management and to carry out its responsibilities on behalf of our stockholders. We believe the separation of the Chairman and CEO positions is consistent with our overall corporate governance practices and is in the best interests of our stockholders at this time.

Committees of the Board

Our Board has a standing Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and Long Range Planning Committee. We established a Long Range Planning Committee in July 2015 to serve in an advisory capacity to assist the Board in overseeing the development and review of the long-range strategy and planning of the Company. The Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee each has a written charter, which is available on our website at *www.hcpi.com/charters*.

The table below shows the current membership of the committees of the Board and meetings held in 2015.

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Long Range Planning Committee
Michael D. McKee		●	● C	
Lauralee E. Martin				● C
Brian G. Cartwright	● C			●
Christine N. Garvey	●	●		
David B. Henry		● C	●	
James P. Hoffmann	●		●	
Peter L. Rhein	●			●
Joseph P. Sullivan		●		●
Total Meetings in 2015	**8**	**5**	**5**	**3**

Member = ●   Chair = ● C

Ms. Garvey served as Chair of the Audit Committee until July 30, 2015, and Mr. Cartwright was appointed Chair of the Audit Committee on that date. Messrs. Cartwright and Rhein served as members of the Compensation Committee until July 30, 2015, and Ms. Garvey and Mr. McKee were appointed as members of the Compensation Committee on that date. Messrs. Cartwright and Sullivan served as members of the Nominating and Corporate Governance Committee until July 30, 2015, and Mr. Hoffmann was appointed as a member of the Nominating and Corporate Governance Committee on that date.

Below is a summary of each of our audit, compensation, and nominating and corporate governance committees.

Audit Committee

Members:

Brian G. Cartwright, Chair
Christine N. Garvey
James P. Hoffmann
Peter L. Rhein

Independent: All

NYSE/SEC Qualified: All

Financial Experts: All

Responsibilities:

- Appoint, assess and oversee HCP's independent registered public accounting firm
- Review the independence and quality control procedures of HCP's independent registered public accounting firm and performance of its senior personnel
- Oversee the integrity of HCP's financial statements and internal control over financial reporting
- Review and discuss HCP's quarterly and annual financial statements and related disclosures with management and its independent registered public accounting firm
- Oversee HCP's legal and regulatory compliance and enterprise risk management activities
- Oversee HCP's internal audit function
- Pre-approve audit and non-audit services to be provided by HCP's independent registered public accounting firm
- Prepare the Audit Committee Report to be included in HCP's annual proxy statement
- Recommend to the Board that the audited financial statements be included in HCP's Annual Report
- Review and discuss with management HCP's strategy for and use of swaps or derivative instruments for hedging risks
- Review material related person transactions

Compensation Committee

Members:

David B. Henry, Chair
Christine N. Garvey
Michael D. McKee
Joseph P. Sullivan

Independent: All

Responsibilities:

- Review and approve, at least annually, corporate goals and objectives relating to the CEO's compensation
- Evaluate annually the performance of HCP's CEO, both generally and with respect to approved performance goals and objectives
- Review the evaluation of the performance of HCP's other executive officers, considering the recommendations of the CEO with respect to compensation
- Determine and approve the compensation of the CEO, as well as review and approve the compensation of the other executive officers
- Periodically review all annual bonus, long-term incentive compensation, and equity and deferred compensation plans
- Review the relationship between risk management policies and practices, corporate strategy and HCP's compensation arrangements
- Consider the results of the stockholder advisory vote on executive compensation
- Review director compensation and recommend changes to the Board
- Review and discuss with management the CD&A and recommend to the Board whether it be included in HCP's annual proxy statement
- Prepare the Compensation Committee Report to be included in HCP's annual proxy statement

Nominating and Corporate Governance Committee

Members:

Michael D. McKee, Chair
David B. Henry
James P. Hoffmann

Independent: All

Responsibilities:

- Identify qualified candidates as potential Board members
- Recommend candidates to fill Board vacancies and as nominees for election at each annual meeting of stockholders (see "—Director Selection Process" below)
- Review the performance of each director at least annually and assess continued suitability as a director when he or she has a change in job responsibilities
- Develop corporate governance guidelines applicable to HCP and the Board, and oversee corporate governance matters
- At least annually review HCP's Code of Business Conduct and Ethics and the enforcement procedures in place
- Oversee the annual evaluation of the Board

Board and Stockholder Meeting Attendance

Our policy is that directors should make every effort to attend all meetings of the Board and the annual meeting of stockholders, as well as meetings of all Board committees for which they are members. During 2015, our Board held 15 meetings. Each of our directors attended at least 80% of the meetings of the Board and each of its committees on which he or she served during 2015. All of our Board members attended the 2015 annual meeting of stockholders.

Risk Oversight

Our Board believes that effective risk management involves our entire corporate governance framework. Management is responsible for identifying material risks, implementing appropriate risk management strategies, integrating risk management into our decision making process, and ensuring that information with respect to material risks is transmitted to senior executives and our Board.

Our Board, primarily through the Audit and Compensation Committees, provides overall oversight of the risk management process, as summarized in the table below. The Board believes that its current leadership structure, described under "—Board Independence and Leadership Structure" above, is conducive to its risk oversight process.

Board/Committee	Risk Oversight Responsibilities
Board	• Overall oversight of the risk management process • Development of business strategy and major resource allocation • Leadership of management succession planning • Business conduct and compliance • Receipt of regular reports from Board committees on specific risk oversight responsibilities
Audit Committee	• Enterprise risk management activities of HCP • Integrity of HCP's financial statements • Internal control over financial reporting • The performance of HCP's internal audit function • Review with management any significant risks or exposures faced by HCP, the steps management has taken to identify, mitigate, monitor or control such risks or exposures, and HCP's underlying policies with respect to risk assessment and risk management • Report to the Board following each regular Committee meeting
Compensation Committee	• Compensation-related risks and overall philosophy, as further described under "Compensation Discussion and Analysis—Compensation Policies and Practices—Compensation Risk Assessment" • Report to the Board following each regular Committee meeting
Nominating and Corporate Governance Committee	• Overall corporate governance leadership • Provide recommendations regarding Board and Committee composition • Regulatory compliance and corporate governance initiatives • Report to the Board following each regular Committee meeting

Corporate Governance and Policies

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines with respect to, among other things, Board composition, Board meetings, the Board's standing committees, stockholder communications with the Board, expectations for directors, succession planning, and Board and committee self-evaluations. A current copy of our Corporate Governance Guidelines is posted on our website at *www.hcpi.com/cgguidelines*.

Codes of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics ("Code of Conduct") that applies to all of our directors, officers and employees. Additionally, in October 2013, we adopted a Vendor Code of Business Conduct and Ethics (the "Vendor Code") applicable to our vendors and business partners. The Vendor Code represents an integral part of our commitment to the highest ethical standards, ensuring that our employees and vendors work collectively to uphold those standards.

Under the Code of Conduct, all employees and directors should avoid any private interest that influences their ability to act in the interests of HCP or that makes it difficult to perform their work objectively and effectively. The Board annually reviews the relationship that each director has with HCP (either directly or as a partner, stockholder or

> ### Whistleblower Hotline
>
> Our directors, officers, employees, vendors and business partners are encouraged to report violations of our codes of conduct through our secure whistleblower hotline. The whistleblower hotline is operated by an independent service provider and is available worldwide for the anonymous submission of complaints regarding accounting, internal controls, auditing matters or other concerns regarding the conduct of HCP's employees, representatives or business partners.

officer of an organization that has a relationship with HCP). The Code of Conduct requires any person, including our directors and officers, to report and fully disclose any situation or matter that may reasonably be expected to be unethical or give rise to a conflict of interest with HCP. Any waiver of these conflict of interest rules for our directors or executive officers requires the approval of our Board or the appropriate committee of the Board and will be granted only in extraordinary circumstances.

A current copy of both codes of conduct are posted on our website at *www.hcpi.com/ethics*. Waivers from, and amendments to, our Code of Conduct that apply to our directors, executive officers or controller, will be timely posted on our website at *www.hcpi.com/ethics* to the extent required by applicable SEC and NYSE rules. There were no such waivers in 2015.

Clawback Policy

Our Board has adopted a clawback policy that enables HCP to require reimbursement or cancellation of any portion of a cash or equity incentive award or other payment received by an executive officer in circumstances where the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.

Anti-Hedging Policy

Our Board recognizes that hedging against losses in HCP securities may disturb the alignment between the interests of our officers and directors and those of our other stockholders, which our stock ownership guidelines are intended to protect. For this reason, officers, directors and employees are prohibited from entering into short sales of our common stock, trading in "puts" and "calls" or other derivative securities that relate to our common stock, and hedging or monetization transactions (such as prepaid variable forwards, equity swaps, collars and exchange funds) that are designed to hedge or offset any decrease in the market value of HCP securities.

Anti-Pledging Policy

Our Board recognizes that a forced margin sale or foreclosure sale of HCP securities may negatively impact our stock price or violate our insider trading policy. Accordingly, the Board adopted a policy that prohibits officers, directors and employees from holding HCP securities in a margin account or pledging HCP securities as collateral for a loan.

Related Person Transaction Policies and Procedures

While we do not have a standalone written policy or procedures for the review, approval or ratification of transactions with related persons, it is our practice that potential related person transactions are first screened by our General Counsel for materiality and then sent to the Audit Committee for review. For this purpose, "related person transactions" are generally defined under applicable SEC rules as any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and any of our directors, director nominees, executives officers, 5% or greater stockholders or any of their respective immediate family members has a direct or indirect material interest. Pursuant to the Audit Committee Charter, any related person transactions brought to the Committee's attention, which could reasonably be expected to have a material impact on our financial statements, must be discussed among the Committee, management and HCP's independent registered public accounting firm. In determining whether to approve or reject a related person transaction, the Audit Committee takes into account, among other factors it deems appropriate, whether the proposed transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, as well as the extent of the related person's economic interest in the transaction. Any review and approval of a related person transaction by the Audit Committee will be evidenced in the meeting minutes and promptly disclosed to our stockholders to the extent required by law.

There were no related person transactions identified for 2015.

Our Policies on the Web

- **Board Committee Charters**
  www.hcpi.com/charters
- **Corporate Governance Guidelines**
  www.hcpi.com/cgguidelines
- **Code of Business Conduct and Ethics**
  www.hcpi.com/codeofconduct
- **Vendor Code of Business Conduct and Ethics**
  www.hcpi.com/vendorcode

Director Selection Process

Identifying and Evaluating Director Nominee Candidates

Our Nominating and Corporate Governance Committee does not set specific, minimum qualifications that nominees must meet to be recommended as a candidate for election to the Board. Rather, the Committee considers several factors when reviewing potential nominees for the Board, including:

- Personal and professional integrity, ethics and values;

- Experience in our industry or relevant to our operations, such as real estate, REITs, healthcare or corporate finance;

- Experience with relevant social policy concerns;

- Experience as a board member of other public companies;

- The ability and willingness to commit adequate time to our Board and its committee matters;

- Experience in corporate management, such as serving as an officer or former officer of a publicly held company;

- Whether the individual's skills and personality relative to those of the other members (and potential members) of our Board are likely to be conducive to building an effective, collegial and responsive Board;

- Academic expertise in an area of HCP's operations;

- Practical and mature business judgment; and

- Independence from us and lack of relationships with our other directors and employees.

We do not have a formal policy for the consideration of diversity in identifying nominees for director. However, in addition to the criteria noted above, the Committee considers diversity in gender, age, ethnicity, national origin, and professional and personal experience when reviewing potential director nominees, and strives to create diversity in perspective in the Board as a whole, when identifying and selecting nominees. We have been recognized by 2020 Women on Boards for women representing 20% or more of our Board. On an annual basis, as part of the Board's self-evaluation, the Board assesses whether its diversity, which it views as a critical component to its effectiveness, is appropriate.

The Nominating and Corporate Governance Committee considers potential director nominees recommended by various sources, including Board members, stockholders and senior management. The Committee may also hire a search firm. The Chair of the Committee, or a member designated by the Chair, is responsible for interviewing all potential director nominees. If the reviewing Committee member determines, based on the criteria described above, that it is appropriate to proceed, the CEO or at least one other member of the Committee will interview the candidate. Other Board members may also interview the candidate. The Committee will provide progress updates to the Board and will meet to consider and recommend final director candidates to the entire Board. The Board then determines which candidates to nominate or elect to fill a vacancy.


Identification of Qualified Candidates
Board identifies qualified candidates to become Board members
Due Diligence Screening
• Review of qualifications
• Confirm absence of conflicts of interest
• Background checks
• Assessment of skills and experience
Meetings with Candidates
Board meets candidates
Decision and Nomination
Selection of potential directors best qualified to serve the interests of HCP stockholders

Stockholder Recommendations

The Nominating and Corporate Governance Committee will consider candidates properly recommended by stockholders in the same manner as recommendations received from other sources. Stockholder recommendations must be submitted in writing to the Chair of the Nominating and Corporate Governance Committee, c/o HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614, together with the proposed candidate's name, address, age, appropriate biographical information, descriptions of the candidate's qualifications and the relationship, if any, to the recommending stockholder, together with any other information about the stockholder and the candidate that would otherwise be required pursuant to our Bylaws if the stockholder was nominating the candidate for election to the Board at an annual meeting of stockholders. Stockholders who would like to recommend a candidate for consideration by the Board in connection with the next annual meeting of stockholders should submit their written recommendation no later than January 1 of the year of the annual meeting.

Proxy Access

In February 2015, we amended our Bylaws to allow any stockholder (or group of up to 25 stockholders) owning more than 5% of our common stock continuously for at least three years to nominate up to the greater of two candidates, or a number constituting up to 20% of our Board for inclusion in our proxy materials. Following our 2015 annual meeting, at which a proxy access stockholder proposal received the support of a majority of the votes cast, and through the summer and fall of 2015, we engaged in extensive stockholder outreach and discussed proxy access with our largest stockholders holding an aggregate of approximately 38% of our shares. Although our stockholders expressed varying views on proxy access generally, and on the specific terms of a proxy access bylaw, most viewed proxy access as an important stockholder right. In particular, stockholders expressed support for a reasonable limit on the number of stockholders who could come together to form a nominating group. In addition, many stockholders expressed support for the principle that a proxy access bylaw provide for a minimum of two candidates, with that principle being more meaningful to stockholders than the percentage of the board used to calculate the number of permitted proxy access candidates. Also, stockholders indicated that post-meeting holding requirements would be considered overly restrictive. Stockholders expressed general flexibility concerning most other proxy access terms, including counting directors nominated as proxy access candidates who are elected and re-nominated by the Board against the limit on proxy access candidates for a limited number of years and not permitting proxy access to operate at the same annual meeting for which a nomination notice outside of proxy access has been submitted by another stockholder. The feedback received from stockholders was reported to our Nominating and Corporate Governance Committee and to the full Board. Following a review of corporate governance best practices and trends and our Company's particular facts and circumstances, as well as the views expressed by our stockholders in voting for the stockholder proposal and in the engagement efforts that followed, our Board amended our Bylaws to provide a revised proxy access right to stockholders. As a result, a stockholder or a group of up to 25 stockholders, owning at least 3% of our shares continuously for three years, may nominate up to the greater of two directors or a number constituting up to 20% of our Board, or two nominees, whichever is greater, for inclusion in our proxy materials, subject to complying with the requirements contained in our Bylaws. See "Proxy Highlights—Corporate Governance Highlights."

Stockholder Nominations

In addition, our Bylaws permit stockholders to nominate director candidates for election to the Board at an annual meeting of stockholders, including through the use of our new proxy access option. For a description of the process for nominating directors in accordance with our Bylaws, see "Other Matters—2017 Stockholder Proposals and Director Nominations."

Stockholder Communications with the Board

Stockholders or other interested parties who wish to contact members of our Board, the Chairman, any Board committee or our Independent Directors as a group may send written correspondence to the Board, c/o HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614. The name of any specific intended Board recipients (such as our Chairman or the Independent Directors as a group) should be clearly noted in the communication. Stockholders should provide proof of share ownership and appropriate contact information in all correspondence. All communications will be received, processed and then directed to the appropriate member(s) of our Board other than, at the Board's request, certain items unrelated to the Board's duties, such as spam, junk mail, solicitations, employment inquires and similar items.

Director Compensation—2015

Compensation paid to our Independent Directors for services in 2015 consisted of (1) an annual retainer; (2) an additional retainer for acting as Chairman of the Board or Chair of the Audit, Compensation or Nominating and Corporate Governance Committees; (3) an annual retainer for members of the committees of the Board; and (4) an annual equity award.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)[1] (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Michael D. McKee	190,856	120,870	—	—	—	—	311,726
Brian G. Cartwright	85,170	120,870	—	—	—	—	206,040
Christine N. Garvey	104,898	120,870	—	—	—	—	225,768
David B. Henry	95,428	120,870	—	—	—	—	216,298
James P. Hoffmann	79,606	120,870	—	—	—	—	200,476
Peter L. Rhein	80,462	120,870	—	—	—	—	201,332
Joseph P. Sullivan	77,140	120,870	—	—	—	—	198,010

(1) The amounts reported in Column (c) of the table above reflect the grant date fair value of the RSU awards granted to our Independent Directors during 2015 as determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's consolidated financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, see Note 16—Compensation Plans to the Consolidated Financial Statements included in HCP's Annual Report on Form 10-K for the year ended December 31, 2015.

We granted each of our Independent Directors 3,000 RSUs on April 30, 2015. Each of the April 30, 2015 awards had a value of $120,870 based on the closing price of our common stock on the grant date. No option awards were granted to our Independent Directors during 2015. As of December 31, 2015, each of our Independent Directors held 7,250 unvested RSUs, except for Mr. Cartwright, who held 6,500 unvested RSUs, and Mr. Hoffmann, who held 5,000 unvested RSUs. Each award is subject to the terms of the 2014 Performance Incentive Plan (the "2014 Plan"). The Board administers the 2014 Plan with respect to these awards and has the ability to interpret and make all required determinations under the plan.

Annual Retainers

The tables below set forth the annual retainers paid to the Independent Directors for 2015 and currently in effect for 2016. HCP also reimburses Independent Directors for director education and reasonable travel expenses in connection with their Board duties. Independent Directors are not provided any additional fees based on the number of meetings they attend.

In September 2015, the Compensation Committee, along with FPL Associates, L.P. ("FPL Associates"), its independent compensation consultant, conducted a review of director compensation programs of companies within our peer group and recommended the institution of annual retainer fees for members of our Compensation, Nominating and Corporate Governance, and Long Range Planning Committees, as well as an increase in the annual retainer for members of the Audit Committee. These changes were approved by the Board retroactive to July 30, 2015. All retainers are paid quarterly and prorated based on the number of days that a member serves in the applicable capacity.

Position	Annual Retainer Prior to July 30, 2015 ($)	Annual Retainer Effective July 30, 2015 ($)
Independent Director	75,000	75,000
Non-Executive Chairman of the Board	95,000	95,000
Audit Committee		
Chair	35,000	35,000
Member	5,000	7,500
Compensation Committee		
Chair	20,000	20,000
Member	—	5,000
Nominating and Corporate Governance Committee		
Chair	15,000	15,000
Member	—	2,500
Long Range Planning Committee		
Chair	N/A	—
Member	N/A	7,500

Annual Equity Awards

Each year, an Independent Director who is elected at the annual meeting of stockholders or is initially appointed as an Independent Director other than at the annual meeting receives an award of RSUs. The number of shares subject to these awards is determined by the Board at the time of grant. In 2015, these awards were scheduled to vest in full on the first anniversary of the grant date or immediately if the director's service terminates due to death, disability or a qualified retirement (as defined in the applicable award agreement). The awards are subject to forfeiture if the director's service terminates for any other reason.

The Compensation Committee believes that one-year cliff vesting promotes retention during the year for which the award is granted and provides for an earlier alignment of interests with stockholders when compared to vesting over a three-year period. Additionally, one-year cliff vesting reflects the Board's view that shorter vesting periods encourage director independence and objectivity, as well as the focus on long-term Company performance.

Director Stock Ownership Guidelines

Independent Directors are required to accumulate and hold shares of HCP stock (including restricted stock and RSUs) equal in value to at least five times the amount of the $75,000 annual cash retainer for directors. With respect to new Independent Directors, the guidelines are effective on the first May 15th that occurs more than five years after the director first becomes a member of our Board. Once subject to the guidelines, a director's level of stock ownership will be reviewed annually on May 15th for as long as the director remains in office. All of our directors for whom the guidelines have become effective currently satisfy our director stock ownership guidelines.

Director Deferred Compensation Plan

We maintain our Amended and Restated Director Deferred Compensation Plan (the "Director Deferral Plan"), which permits our Independent Directors to elect to defer their annual retainers. Amounts deferred under the Director Deferral Plan are payable upon the termination of the director's service on the Board or such earlier date as elected by the director. A director participating in the Director Deferral Plan may elect to have his or her deferred compensation credited to (i) an interest rate account wherein the deferrals accrue interest at a rate equal to the current prime rate minus one percent, or (ii) a stock credit account wherein the deferrals are treated as if invested in HCP common stock with the account increasing for dividends paid, and increasing or decreasing in value with changes in HCP's stock price.

Non-Employee Director Stock-for-Fees Program

Under the Non-Employee Director Stock-for-Fees Program, each of our Independent Directors may elect to receive all or a portion of their annual retainer in the form of shares of our common stock in lieu of payment in cash. If a director elects to receive fees in the form of stock, the director's election will apply to all fees that would otherwise be paid in cash, commencing with HCP's fiscal quarter after the election is made. Shares will be issued to a director who elects to receive stock under the program as soon as practicable after the Company pays an ordinary cash dividend to its stockholders following the date that cash director fees for the preceding quarter would otherwise be payable to the director. The number of shares to be issued to a director under the program will be determined by dividing (i) the amount of the fees by (ii) the average closing price of our common stock for the ten trading days immediately preceding the relevant dividend payment date.

Our Executive Officers

The following sets forth biographical information regarding our executive officers, other than Ms. Martin, whose biographical information is set forth under "Proposal No.1—Election of Directors—Director Nominees" above.



Timothy M. Schoen
Age 48

Executive Vice President and Chief Financial Officer

Mr. Schoen has been our Executive Vice President and Chief Financial Officer since May 2011. From January 2009 to May 2011, he served as our Executive Vice President — Life Science and Investment Management. Prior to that time, Mr. Schoen was our Senior Vice President — Investment Management since January 2007 and our Vice President Acquisitions/Dispositions from April 2006 to January 2007. From 1997 until joining HCP, he was employed by Kilroy Realty Corporation (NYSE: KRC), a REIT that owns, develops and operates office and industrial buildings, and served as its Vice President, Corporate Finance.



J. Justin Hutchens
Age 41

Executive Vice President and Chief Investment Officer — Senior Housing and Care

Mr. Hutchens has been our Executive Vice President and Chief Investment Officer — Senior Housing and Care since September 2015. Before joining HCP, he was President and Chief Executive Officer of National Health Investors, Inc. (NYSE: NHI), a healthcare REIT, since March 2011 and President and Chief Operating Officer ("COO") from February 2009 to March 2011. Mr. Hutchens served on NHI's Board of Directors from 2010 to 2015. He has national operating experience as the Senior Vice President and COO of Summerville Senior Living from 2003 to 2007 and upon its merger with Emeritus Corporation, the Executive Vice President and COO of Emeritus Senior Living Corporation (NYSE: ESC) from 2007 to 2009. From 1997 to 2003, Mr. Hutchens held multi-site management roles overseeing marketing and operations in the senior housing and post-acute industries. He currently serves on the Board of Directors for the National Investment Center for Seniors Housing and Care.



Troy E. McHenry
Age 43

Executive Vice President, General Counsel and Corporate Secretary

Mr. McHenry has been our Executive Vice President, General Counsel and Corporate Secretary since February 2016. He has been with HCP since 2010, most recently as Senior Vice President — Legal, HR and Assistant Corporate Secretary from July 2013 to February 2016. Prior to joining HCP, Mr. McHenry served as Vice President, Deputy General Counsel and Assistant Corporate Secretary at MGM Resorts International (NYSE: MGM). Prior to that, he served as Associate General Counsel at Boyd Gaming Corporation (NYSE: BYD). Mr. McHenry was also a senior associate with the law firm of DLA Piper (formerly Gray Cary). He also served as an officer (First Lieutenant) in the U.S. Army.



Scott A. Anderson
Age 54

Executive Vice President and Chief Accounting Officer

Mr. Anderson has been our Executive Vice President and Chief Accounting Officer since January 2016. He has been with HCP since 2009, most recently as Senior Vice President and Chief Accounting Officer from July 2009 to January 2016. Prior to joining HCP, Mr. Anderson spent eight years with Apartment Investment and Management Company (Aimco) (NYSE: AIV), most recently as its Senior Vice President of Financial Risk Management. He has over 25 years of financial and accounting experience. Mr. Anderson's leadership roles and experience include the oversight of accounting, tax, and financial planning and analysis, as well as information technology business functions.



Jonathan M. Bergschneider
Age 41

Executive Vice President — Life Science Estates

Mr. Bergschneider has been our Executive Vice President — Life Science Estates since May 2011. From January 2008 through May 2011, he served as our Senior Vice President — Life Science Estates. Mr. Bergschneider joined HCP in 2007 as Vice President in connection with HCP's $3.0 billion acquisition of Slough Estates (USA). Previously, he was employed by Slough Estates from 2000 to 2007 during the creation and build-out of that company's life science portfolio.



Thomas D. Kirby
Age 69

Executive Vice President — Acquisitions and Valuations

Mr. Kirby has been our Executive Vice President — Acquisitions and Valuations since January 2009. From February 2006 through January 2009, he served as our Senior Vice President — Acquisitions and Valuations. Prior to that time, Mr. Kirby served as Vice President — Acquisitions and Valuations of HCP since November 1998. He joined HCP after 20 years with Valuation Counselors, Inc., a national healthcare valuation firm. Mr. Kirby retired with the rank of Commander from the U.S. Navy Reserve.



Thomas M. Klaritch
Age 58

Executive Vice President — Medical Office Properties

Mr. Klaritch has been our Executive Vice President — Medical Office Properties since April 2008. From October 2003 through April 2008, he served as our Senior Vice President — Medical Office Properties. Prior to that, Mr. Klaritch was a founding member and Chief Financial Officer of MedCap Properties LLC, a real estate company located in Nashville, Tennessee that owned, operated and developed real estate in the healthcare field. (HCP acquired MedCap Properties LLC in October 2003.) He has over 32 years of operational and financial management experience in the hospital and medical office sectors. Mr. Klaritch is a certified public accountant.



Darren A. Kowalske
Age 55

Executive Vice President — Asset Management, Senior Housing and Care

Mr. Kowalske has been our Executive Vice President — Asset Management, Senior Housing and Care since January 2016. He has been with HCP since 2014, most recently as Senior Vice President — Hospital and Post-Acute from May 2014 to January 2016. Prior to joining HCP, Mr. Kowalske was a Principal and Managing Director of Capital Insight, an investment advisory firm, from August 2012 to December 2013. Prior to that, he was a co-founder of Crescent Bay Partners LLC from March 2011 to December 2013, and President and CEO of GE Capital Franchise Finance from February 2007 to February 2011. Mr. Kowalske also served as General Manager Europe for GE Capital Healthcare Finance and held various leadership roles with GE Capital Real Estate, including Senior Vice President US Ventures and Mexico, as well as Managing Director Asia/Pacific.



John Lu
Age 37

Executive Vice President — Corporate Finance and Investments

Mr. Lu has been our Executive Vice President — Corporate Finance and Investments since January 2016. He has been with HCP since 2006, most recently as Senior Vice President — Financial Planning and Investor Relations from January 2011 to January 2016, and previously served in various roles in acquisitions, investment management and life science. Prior to joining HCP, Mr. Lu spent five years at Merrill Lynch in its investment banking division.



John D. Stasinos

Age 42

Executive Vice President — International

Mr. Stasinos has been our Executive Vice President — International since January 2016. He has been with HCP since 2003, most recently as Senior Vice President — International from January 2011 to January 2016. Mr. Stasinos previously served as Senior Vice President — Acquisitions and Valuations, with a primary focus on international and domestic investments in the senior housing and care space. Prior to joining HCP, he was an associate with Cornerstone Research.



Kendall K. Young

Age 55

Executive Vice President — Senior Housing

Mr. Young has been our Executive Vice President — Senior Housing since September 2010. Prior to joining HCP in September of 2010, he was affiliated with Strategic Value Partners in Greenwich, Connecticut, where he was Managing Director, Global Head of Asset Management, from May 2007 to September 2010. At Strategic Value Partners, Mr. Young was responsible for managing all aspects of a large commercial property portfolio. Before that, he held Managing Director positions with Merrill Lynch and GE Capital Real Estate, where he originated transactions and managed large U.S. and international portfolios of real estate equity and debt investments.



Security Ownership of Principal Stockholders, Directors and Management

The following table sets forth certain information as of March 7, 2016 (unless otherwise indicated) regarding the beneficial ownership, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of shares of our common stock by (1) each person known to beneficially own more than 5% of our outstanding common stock, (2) each director and nominee for election as director, (3) each of the NEOs and (4) all current directors and executive officers as a group. This table is based on Company records and information supplied to us by our executive officers, directors and principal stockholders or included in a Schedule 13G, or an amendment thereto, filed with the SEC.

Name of Beneficial Owner	Shares Beneficially Owned(1)		
	Number of Shares	Number of Options/ RSUs(2)	Percent of Class(3)
Greater than 5% Stockholders			
The Vanguard Group, Inc. and affiliates(4) 100 Vanguard Boulevard Malvern, PA 19355	61,238,590	—	13.2%
BlackRock, Inc.(5) 55 East 52nd Street New York, NY 10055	43,521,487	—	9.4%
State Street Corporation(6) State Street Financial Center One Lincoln Street Boston, MA 02111	36,589,908	—	7.9%
Invesco Ltd.(7) 1555 Peachtree Street NE, Suite 1800 Atlanta, GA 30309	24,882,779	—	5.4%
Directors			
Michael D. McKee	153,750(8)	7,250	*
Lauralee E. Martin(9)	207,718(10)	179,133	*
Brian G. Cartwright	2,500	4,000	*
Christine N. Garvey	10,949(11)	7,250	*
David B. Henry	33,146	7,250	*
James P. Hoffmann	36,344	3,000	*
Peter L. Rhein	21,475(11)	7,250	*
Joseph P. Sullivan	58,470	7,250	*
Named Executive Officers			
J. Justin Hutchens	13,000	—	*
Thomas M. Klaritch	285,961(12)	212,422	*
Timothy M. Schoen	83,835(11)	83,913	*
Paul F. Gallagher(13)	163,489	184,176	*
James W. Mercer(14)	55,475	80,950	*
All current directors, NEOs and other executive officers as a group (19 persons)	**1,017,337**	**709,007**	*

* Less than 1%

(1) Except as otherwise noted and subject to applicable community property laws, each individual has sole voting and investment power with respect to the shares listed.

(2) For the Independent Directors and Ms. Martin, consists of shares represented by unvested RSU awards that will vest within 60 days of March 7, 2016 and, for Ms. Garvey and Messrs. McKee, Henry, Rhein and Sullivan, includes additional shares represented by unvested RSU awards that will automatically vest upon the director's qualified retirement (as defined in the applicable award agreement) from HCP. For current executive officers, including Ms. Martin, consists of shares issuable upon exercise of outstanding stock options that are currently vested or will vest within 60 days following March 7, 2016.

(3) Unless otherwise indicated, based on 466,758,825 shares outstanding as of March 7, 2016. In addition, for purposes of computing the percentage of shares held by an individual, the number of shares outstanding includes (a) shares issuable within 60 days following March 7, 2016 upon exercise of outstanding stock options and (b) shares represented by unvested RSUs that will vest within 60 days of March 7, 2016 or upon the individual's qualified retirement from HCP, but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person.

(4) Share and beneficial ownership information for The Vanguard Group, Inc. ("Vanguard") is given as of December 31, 2015 and was obtained from a Schedule 13G/A filed on February 11, 2016 with the SEC. According to the Schedule 13G/A, Vanguard has sole voting power over 1,548,105 shares, shared voting power over 397,100 shares, sole dispositive power over 59,942,156 shares and shared dispositive power over 1,296,434 shares of our common stock. The Schedule 13G/A states that Vanguard Fiduciary Trust Company and Vanguard Investments Australia, Ltd., each a wholly-owned subsidiary of Vanguard, are the beneficial owners of 720,633 and 1,403,273 shares, respectively, as a result of serving as investment managers of collective trust accounts and of Australian investment offerings, respectively. The number of shares reported as beneficially owned by Vanguard in the Schedule 13G/A includes 33,323,552 shares, representing 7.2% of our outstanding common stock, that Vanguard Specialized Funds — Vanguard REIT Index Fund ("Vanguard REIT Fund") separately reported as beneficially owned in a Schedule 13G/A filed on February 9, 2016 with the SEC. According to Vanguard REIT Fund's Schedule 13G/A, Vanguard REIT Fund has sole voting power over 33,323,552 shares and no dispositive power over any shares of our common stock.

(5) Share and beneficial ownership information for BlackRock, Inc. ("BlackRock") is given as of December 31, 2015 and was obtained from a Schedule 13G/A filed on February 10, 2016 with the SEC. According to the Schedule 13G/A, BlackRock has sole voting power over 39,280,246 shares and sole dispositive power over 43,521,487 shares of our common stock. The Schedule 13G/A states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(6) Share and beneficial ownership information for State Street Corporation ("State Street") is given as of December 31, 2015 and was obtained from a Schedule 13G filed on February 16, 2016 with the SEC. According to the Schedule 13G, State Street has shared voting power and shared dispositive power over 36,589,908 shares of our common stock.

(7) Share and beneficial ownership information for Invesco Ltd. ("Invesco") is given as of December 31, 2015 and was obtained from a Schedule 13G filed on February 16, 2016 with the SEC. According to the Schedule 13G, Invesco has sole voting power over 11,858,747 shares and sole dispositive power over 24,882,779 shares of our common stock. The Schedule 13G states that various persons have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of our common stock, but that no one person's interest in our common stock is more than 5% of the total outstanding common shares.

(8) Includes 22,700 shares held in family limited liability companies.

(9) Ms. Martin is also an NEO as President and CEO of the Company.

(10) Includes 35,910 shares of unvested restricted stock held by Ms. Martin.

(11) Consists of shares held in a family trust.

(12) Includes 131,875 shares held in irrevocable trusts for the benefit of Mr. Klaritch's children. Mr. Klaritch disclaims beneficial ownership of these shares.

(13) Mr. Gallagher resigned from the Company effective June 30, 2015.

(14) Mr. Mercer retired from the Company effective February 5, 2016.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers to file reports of initial ownership and reports of changes in ownership of our equity securities with the SEC. Based on a review of the reports furnished to us, as well as the written responses to annual directors' and officers' questionnaires, we believe that during 2015 all of our directors and officers timely filed all reports they were required to file under Section 16(a), except for one report on Form 4 for each of David B. Henry and James P. Hoffmann (involving one transaction each). The reports on Form 4 were inadvertently filed late solely due to administrative errors of the Company in the preparation and filing of the reports.

Ratification of Appointment of Independent Registered Public Accounting Firm

Our Audit Committee is responsible for the appointment, compensation, retention and oversight of the Company's independent registered public accounting firm. In doing this, the Audit Committee annually considers the advisability and potential impact of selecting a different independent public accounting firm, the qualifications of our existing independent registered public accounting firm, our audit engagement team, their quality control procedures, and any issues raised by the Public Company Accounting Oversight Board's most recent quality control review of our existing independent registered public accounting firm. Following this review, and consistent with management's recommendation, the Audit Committee has selected Deloitte & Touche LLP ("Deloitte") to continue to serve as HCP's independent registered public accounting firm for the fiscal year ending December 31, 2016. Deloitte has served as HCP's independent registered public accounting firm since March 3, 2010.

We believe that the continued retention of Deloitte as our independent registered public accounting firm is in the best interests of the Company and our stockholders, and we are asking our stockholders to ratify the selection of Deloitte as our independent registered public accounting firm for fiscal year 2016. Although ratification is not required by our organizational documents or otherwise, the Board is submitting the selection of Deloitte to our stockholders as a matter of good corporate governance practices. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent registered public accounting firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interests of the Company and our stockholders.

The Audit Committee's review described above also included the matters regarding auditor independence discussed below under "Audit Committee Report," including whether the nature and extent of non-audit services would impair Deloitte's independence. Services provided to HCP and its subsidiaries by Deloitte in fiscal years 2015 and 2014 are described below under "Audit and Non-Audit Fees—Fee Information."

A representative of Deloitte is expected to attend the Annual Meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

Voting Standard

Ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2016 requires the affirmative vote of a majority of the votes cast on this proposal at the Annual Meeting.

Board Recommendation



Our Board unanimously recommends that you vote FOR ratification of the appointment of Deloitte as HCP's independent registered public accounting firm for the fiscal year ending December 31, 2016.

Audit and Non-Audit Fees

Fee Information

The following table shows information about the respective fees billed by Deloitte during or related to the fiscal years ended December 31, 2015 and 2014 in thousands.

	2015	2014
Audit Fees[1]	2,766	2,464
Audit-Related Fees[2]	758	702
Tax Fees:		
Tax Compliance[3]	635	459
Tax Planning and Tax Advice[4]	950	1,283
All Other Fees	—	—
TOTAL	**5,109**	**4,908**

(1) Audit fees include fees and out-of-pocket expenses billed for the audit of our annual consolidated financial statements and internal control over financial reporting, the review of the interim consolidated financial statements included in our Quarterly Reports on Form 10-Q, and other SEC registration statement and consent services.

(2) Audit-related fees include fees for the separate audits of our consolidated subsidiaries and unconsolidated joint ventures and in 2015, fees relating to diligence services in connection with the acquisition by Brookdale Senior Living Inc. and HCP of a portfolio of properties from Chartwell Retirement Residences.

(3) Tax compliance fees primarily involve the preparation or review of tax returns.

(4) Tax planning and tax advice fees encompass a diverse range of services, including tax advice related to acquisitions and investments, consultation regarding the impact of proposed actions/activities on REIT qualification, and consultation regarding the foreign, federal, state and local tax issues related to various transactions.

Policy on Pre-Approval of Audit and Permitted Non-Audit Services

Pursuant to its charter, the Audit Committee must pre-approve all audit and permitted non-audit services performed by Deloitte. The Audit Committee has delegated its pre-approval authority from the charter to its Chair, provided that the Chair presents any pre-approvals related to audit and permitted non-audit services to the Audit Committee at its next scheduled meeting. The Audit Committee considered whether the provision of proposed non-audit services by Deloitte to the Company was compatible with maintaining the audit firm's independence and concluded that Deloitte's independence was not compromised by the provision of such services and pre-approved all services provided by Deloitte in 2015 and 2014.

Audit Committee Report

The Audit Committee consists of four members: Messrs. Cartwright, Hoffmann and Rhein, and Ms. Garvey. The Board has determined that all Audit Committee members are independent under applicable NYSE and SEC rules and are financial experts. The Audit Committee has certain duties and powers as described in its written charter adopted by the Board. A copy of the charter can be found on the Company's website at *www.hcpi.com/charters*.

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, preparing the financial statements and the public reporting process. Deloitte, the Company's independent registered accounting firm for 2015, is responsible for expressing opinions on the conformity of the Company's audited consolidated financial statements with generally accepted accounting principles and on the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements for the year ended December 31, 2015 and Deloitte's evaluation of our internal control over financial reporting. The Audit Committee has discussed with Deloitte the matters required to be discussed by Auditing Standard No. 16, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board (the "PCAOB"). The Audit Committee also received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence, and the Audit Committee discussed with Deloitte its independence.

Based on the Audit Committee's review of the audited consolidated financial statements and the review and discussions described in the foregoing paragraph, the Audit Committee recommended to the Board that the audited consolidated financial statements for the year ended December 31, 2015 be included in HCP's Annual Report on Form 10-K for the year ended December 31, 2015, as filed with the SEC.

The Audit Committee members whose names appear on the Audit Committee Report were committee members during all of 2015. Mr. Cartwright replaced Ms. Garvey as the Chair of the Audit Committee on July 30, 2015.

Audit Committee of the Board of Directors

Brian G. Cartwright (Chair)
Christine N. Garvey
James P. Hoffmann
Peter L. Rhein

Table of Contents

Executive Summary

Our 2015 NEO compensation awards demonstrate our commitment to aligning executive pay with Company performance. Our short- and long-term incentive compensation is subject to rigorous objective, at-risk performance metrics. These metrics were set by our Compensation Committee for 2015 at the beginning of the performance year based on our annual budget and initial expectations of Company performance, as announced in February 2015. As described above under "Proxy Highlights—Performance Highlights," our overall 2015 results generally improved year over year but did not meet original performance expectations, primarily due to the impact of the Company's lease restructure transaction with HCRMC in March 2015. As a result of lower Company performance levels for 2015, our CEO's total compensation as reported in the Summary Compensation Table was lower for 2015 than for 2014 (her first full year as CEO), as illustrated below. Additionally, as discussed above under "Proxy Highlights—Pay-for-Performance Alignment," the PSUs granted to our NEOs over the last two years are expected to provide significantly lower realized pay compared to the grant date fair values reported in the Summary Compensation Table for the same years.

CEO Pay for Performance



As of December 31, 2015
($ in millions)
TSR(1)
100
128
118
$8.4
$5.7
$6.9
$3.3
Salary
Cash Incentive
Options
RSUs/PSUs
Reported(2)
Projected(3)
Reported(2)
Projected(3)
January 1, 2014
(TSR Base Date)
2014
2015

(1) Assumes $100 invested on January 1, 2014 and quarterly reinvestment of dividends.

(2) Represents total direct CEO compensation as reported in the Summary Compensation Table, excluding for 2014 one-time awards of $4,095,362 granted in connection with our management transition, which our Compensation Committee does not regard as compensation for any given performance year.

(3) Represents projected total value of compensation based on relative TSR performance (and Net Debt to EBITDA performance for 2014 awards) for the applicable performance period through December 31, 2015, with $2.7 million and $3.6 million projected to be forfeited for 2014 and 2015, respectively.



Votes Cast FOR 2014 Executive Compensation

95.5%

In 2015, we continued to engage through direct outreach with our stockholders, who showed robust support for our 2014 executive compensation program.

Stockholder satisfaction with our compensation program is demonstrated by the results of our 2015 say-on-pay proposal. In 2015, we engaged directly with holders of approximately 38% of our shares. They provided meaningful perspectives, including those with respect to our executive compensation program, which our Compensation Committee considered and, in many cases, implemented. For example, our Compensation Committee modified our executive compensation program for 2016 by diversifying the performance metrics used in our STIP and eliminating the 1-year performance component of our LTIP. Our 2016 executive compensation program uses a 3-year performance period for all of the LTIP awards granted in 2016 with performance-based vesting requirements. The portion of the awards based on a 3-year relative TSR metric increased from 50% to 60% of the award to encourage prudent risk management and the accomplishment of long-term objectives. See "—Overview of Our 2016 Incentive Compensation Program."

This CD&A describes our overall compensation philosophy, the application of our 2015 executive compensation program with respect to the NEOs listed below, and refinements to our 2016 STIP and LTIP. It also summarizes our compensation practices and policies.

2015 Named Executive Officers

Current NEOs

Lauralee E. Martin
President and Chief Executive Officer

J. Justin Hutchens[1]
Executive Vice President and Chief Investment Officer — Senior Housing and Care

Timothy M. Schoen
Executive Vice President and Chief Financial Officer

Thomas M. Klaritch
Executive Vice President — Medical Office Properties

Former NEOs

Paul F. Gallagher[2]
Former Executive Vice President and Chief Investment Officer

James W. Mercer[3]
Former Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary

---

(1) Mr. Hutchens joined our leadership team on September 1, 2015.
(2) Mr. Gallagher resigned from the Company effective June 30, 2015.
(3) Mr. Mercer retired from the Company effective February 5, 2016.

This CD&A contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs.

Compensation Philosophy and Objectives

We aim to align the interests of our NEOs and stockholders through a transparent and rigorous executive compensation program. We incentivize our executives by offering a combination of performance-based and fixed compensation, which gives consideration to an appropriate mix of cash and equity. While individual objectives play a role in compensation decisions, they are not the cornerstone of our program philosophy.

Our key compensation objectives include:

- Aligning executive compensation with the interests of our stockholders;
- Linking compensation awarded to our executives to the achievement of the Company's financial and strategic goals;
- Providing a straightforward and transparent compensation program structure with rigorous objective, quantitative, at-risk performance hurdles that have a substantial possibility of not being achieved;
- Evaluating hurdles across multiple metrics and performance periods, including relative TSR over a 3-year forward-looking period; and
- Minimizing discretionary compensation components.

We grant a significant portion of each executive's total compensation opportunity in the form of equity awards. The value of these awards depends upon the value of our common stock, which we believe further aligns executives' interests with those of our stockholders. We believe this compensation philosophy motivates our talented management team, creates greater alignment with the interests of our stockholders, promotes the execution of our business strategy in a manner that focuses on the creation of long-term stockholder value, encourages prudent risk management, and enhances retention of our executive team in a competitive marketplace for talent.

2015 Compensation Practices at a Glance

What We Do ✔	What We Do NOT Do ✘
DO align short-term pay and performance by linking 70% of STIP compensation to the achievement of a balanced mix of quantitative, at-risk performance hurdles tied to Company strategic objectives	**NO** guaranteed cash incentives, equity compensation or salary increases for incumbent NEOs
DO align long-term pay and performance by linking 75% of LTIP compensation to the achievement of quantitative, at-risk performance hurdles tied solely to future relative TSR	**NO** benchmarking to target compensation above the median of our comparative peer group
DO promote executive officer retention with 25% of LTIP compensation subject to 3-year vesting schedules	**NO** tax gross ups for any executive officers under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code")
DO cap payouts for awards under our STIP and LTIP	**NO** stock option awards since 2014
DO structure incentive compensation opportunities with the intent that they will qualify as performance-based compensation under Section 162(m) of the Code to the extent possible	**NO** pledging of any of our securities (adopted Anti-Pledging Policy)
DO maintain stringent stock ownership guidelines (10x base salary for the CEO, 6x base salary for the other NEOs, 3x base salary for other executive officers and 5x annual retainer for non-employee directors)	**NO** hedging or derivative transactions involving our securities (adopted Anti-Hedging Policy)
DO maintain a clawback policy	**NO** "single-trigger" change in control cash payments
DO conduct annual compensation risk assessments	**NO** excessive perquisites or other benefits
DO appoint a Compensation Committee comprised solely of independent directors	**NO** repricing or buyouts of underwater stock options
DO use an independent compensation consultant	**NO** equity plan evergreen provisions

2015 NEO Compensation

Compensation Mix

We promote the alignment of executive and stockholder interests through a mix of fixed and at-risk pay incentives. In 2015, our executive compensation program consisted of the following components, as more particularly described in the sections below.


Base Salary
+
Annual Cash Incentives (2015 STIP)
+
Long-Term Equity Opportunities (2015 LTIP)

The graphics below illustrate the mix of fixed pay (base salary) and at-risk pay incentives (cash incentive compensation and equity awards) for 2015. Our at-risk pay incentives are designed to attract, retain and motivate talented executives, link the executives' interests with those of our stockholders and promote the creation of long-term stockholder value, while also discouraging excessive risk-taking. The compensation presented reflects the target compensation opportunities awarded in 2015 to our CEO and to our other NEOs as a group (other than Mr. Gallagher, whose employment with HCP terminated June 30, 2015, and Mr. Hutchens, who joined the Company on September 1, 2015). The compensation forms and amounts realized by our NEOs to date with respect to these awards are discussed in detail below.

2015 At-Risk Compensation


CEO
At Risk Pay 89.3%
10.7% Base Salary
26.7% Annual Cash Incentive
62.6% Long-Term Equity Award
Other NEOs
At Risk Pay 81.7%
18.3% Base Salary
36.7% Annual Cash Incentive
45.0% Long-Term Equity Award

Compensation Discussion and Analysis

Base Salary

During 2015, the Compensation Committee approved increases in the base salary levels for Messrs. Schoen and Klaritch. The Compensation Committee believed that these increases were appropriate to reflect the value of their increased responsibilities and contributions as our management team continues to evolve. Mr. Schoen provides substantial strategic leadership to our operations and transaction activities over and above the financial management responsibilities implied by his title. Mr. Klaritch received a modest increase in base salary, consistent with our other business segment leaders who do not participate in the STIP or LTIP. Mr. Hutchens' annualized base salary for 2015 was determined pursuant to his employment agreement, which was negotiated in connection with his joining the Company. The Compensation Committee determined that it was appropriate to retain base salaries at 2014 levels for the rest of our NEOs.

Name	2014 Base Salary ($)	2015 Base Salary ($)
Lauralee E. Martin	800,000	800,000
Timothy M. Schoen	550,000	650,000[1]
J. Justin Hutchens	—	550,000[2]
Thomas M. Klaritch	375,000	386,250
Paul F. Gallagher	550,000	550,000[3]
James W. Mercer	550,000	550,000

(1) Mr. Schoen's base salary increase from $550,000 to $650,000 became effective December 1, 2015.

(2) Mr. Hutchens was appointed as HCP's Executive Vice President and Chief Investment Officer – Senior Housing and Care effective September 1, 2015. His 2015 base salary in the table above is the annualized amount, as provided in his employment agreement.

(3) Mr. Gallagher resigned from the Company effective June 30, 2015. His 2015 base salary in the table above is annualized for year-over-year comparison purposes.

Annual Cash Incentive Compensation

In March 2015, the Compensation Committee, in consultation with its independent compensation consultant, approved annual cash incentive award opportunities and performance hurdles for each of the eligible NEOs under the 2015 STIP. Award opportunities for 2015 remained consistent with those approved under the 2014 STIP, except that a portion of Ms. Martin's 2015 STIP opportunity was reallocated to her 2015 LTIP equity awards, which the Compensation Committee believed would further align her interests with those of stockholders, and better match CEO market comparables.

The 2015 STIP awards were subject to the achievement of both Company and individualized performance criteria for the 2015 performance year. The Company performance criteria were objective quantitative metrics, which emphasized variable pay over fixed pay. The individual performance award was determined based on the achievement of personalized performance goals, subject to a Section 162(m)-compliant threshold performance hurdle related to normalized FFO per share and the Compensation Committee's negative discretion. The relative weighting of the performance criteria are illustrated in the graphic to the right.

The Committee's determination of the achievement of the performance goals was based on its independent analysis of results as presented by management to the Board. For more information regarding the Compensation Committee's independent compensation consultant and our compensation development process, including the determination of award opportunities, see "—Compensation Policies and Practices— Compensation Consultant" and "—Adoption of a Company Peer Group and Compensation Assessment" below.

2015 SHORT-TERM INCENTIVE PLAN

PERFORMANCE METRICS

20% NORMALIZED FFO PER SHARE

20% NORMALIZED FAD PER SHARE

15% SAME STORE CASH NOI GROWTH

15% INVESTMENTS

30% INDIVIDUAL OBJECTIVES

The table below summarizes the significance of each performance metric included in the 2015 STIP as a key indicator of the Company's financial, operating and investment performance.

Performance Metric	Significance
Normalized FFO per Share	• FFO per share is a commonly used REIT financial metric defined by NAREIT; normalized FFO per share is adjusted to exclude the impact from litigation, severance, impairments/recoveries of non-depreciable assets and transaction-related items, including acquisition pursuit costs and certain non-recurring items resulting from strategic, financing and lease restructuring transactions, as determined by the Compensation Committee. • Allows stockholders to compare operating performance among REITs over time on a consistent basis. • May significantly impact the trading price of a REIT's common stock and, therefore, may significantly impact TSR.
Normalized FAD per Share	• FAD per share is a commonly used REIT financial metric; normalized FAD per share is adjusted to exclude the items described for normalized FFO above as determined by the Compensation Committee. • Measures long-term growth in cash flow that is available for distribution to stockholders. • Supports our consistent dividend growth and continued inclusion in the S&P 500 Dividend Aristocrats Index.
Same Store Cash NOI Growth	• Key internal performance metric that measures growth in our existing real estate portfolio. • Allows stockholders to compare year-over-year improvements in our income from established investments and our ability to manage property-level expenses.
Investments	• Growth and diversification of our investment portfolio is a key component of our business strategy. • Our strategy involves identifying and executing accretive investment transactions that, with appropriate risk-adjusted returns, are intended to maximize the benefit to our stockholders. • Supports long-term value creation and dividend growth. • Hurdles are pegged to a specified dollar amount of investments with a baseline profit of 1% above the cost of capital ("spread equivalent"). The blended spread equivalent is multiplied by total investments to determine the outcome of the performance metric.

Additional information regarding FFO, FAD, same store cash NOI and other non-GAAP financial measures is included in our Annual Report.

Determination of 2015 STIP Award Based on Company Objectives

Seventy percent (70%) of the 2015 STIP award is based on objective performance metrics. As shown in the table below, Company performance was below the "Threshold" hurdle with respect to the normalized FFO per share, normalized FAD per share and same store cash NOI growth performance metrics, resulting in no payout for 55% of the STIP award opportunity. In contrast, the investments performance metric exceeded the "Target" level of achievement but did not meet the "High" level of achievement, resulting in the 15% portion of the total STIP award linked to the investments metric being paid between the "Target" and "High" levels. The Compensation Committee determined not to adjust reported FFO as adjusted or FAD per share results for purposes of normalizing the 2015 performance metrics under the STIP.

Relative Weighting	Performance Metric	Performance Hurdles			Actual Result	Outcome
		Threshold	Target	High		
20%	Normalized FFO per Share	$3.21	$3.23	$3.26	$3.16	Below Threshold
20%	Normalized FAD per Share	$2.79	$2.81	$2.84	$2.72	Below Threshold
15%	Same Store Cash NOI Growth	2.5%	3.0%	3.5%	0.51%	Below Threshold
15%	Investments	$1.0 billion / 1% spread equivalent	$2.0 billion / 1% spread equivalent	$4.0 billion / 1% spread equivalent	$2.12 billion / 1.6% spread equivalent	Between Target and High

Normalized FFO per share was $3.16, representing an increase of 3.9% over 2014, and normalized FAD per share was $2.72, representing an increase of 5.8% over 2014, primarily due to $4 billion of accretive investments since 2014. However, normalized FFO and FAD per share, along with same store cash NOI growth were below our "Threshold" performance hurdles, primarily due to the HCRMC lease restructure. Excluding the impact of the HCRMC lease restructure, normalized FFO and FAD per share exceeded our "Target" performance hurdles. Excluding HCRMC, same store cash NOI growth exceeded our "High" performance hurdle.

Determination of 2015 STIP Award Based on Individualized Objectives

The remaining 30% of the 2015 STIP award was subject to a Section 162(m)-compliant threshold of normalized FFO per share representing 90% of the prior year's normalized FFO per share, which we exceeded. In determining the amount of the cash incentive award tied to individualized performance objectives, the Compensation Committee took into consideration the eligible NEOs' individual contributions to our financial and operational performance in 2015, and their individual accomplishments and performance relative to their objectives for the year.

Based on an assessment of individual performance, the Compensation Committee determined that Ms. Martin and Mr. Schoen had achieved a "High" level of performance for 2015, resulting in the 30% of their respective STIP awards linked to individual performance paying out at the maximum levels. In making this determination, the Compensation Committee considered that, while the Company's overall performance did not meet or exceed original expectations for the metrics noted above, management acted in the Company's best interests to mitigate the effects of HCRMC's performance decline and led the Company to strong results in the remainder of its portfolio. For example, Ms. Martin and Mr. Schoen headed the negotiations of the HCRMC lease restructure, which, among other things, increased the HCRMC corporate fixed charge coverage and reduced our tenant concentration in HCRMC. Under the leadership of Ms. Martin and Mr. Schoen in 2015, the Company also:

✔ Achieved increased year-over-year FFO as adjusted per share and all-time high FAD per share, despite the impact of the HCRMC lease restructure;

✔ Generated consolidated portfolio income of $1.8 billion;

✔ Exceeded initial budget expectations for same store cash NOI growth in three of five segments;

✔ Completed $2.1 billion of accretive investments, with an above-baseline spread equivalent; and

✔ Reached an all-time high occupancy level of 98% for the life science portfolio.

On an individual basis in 2015, Ms. Martin continued to provide strong strategic leadership, navigating the challenges posed by the post-acute/skilled nursing sector, addressing opportunities for growth in the face of changes across the healthcare continuum, building healthy partnerships as a trusted partner with operators and investors, and positioning the Company as a premier investor in the healthcare real estate industry. Complementing Ms. Martin's achievements, Mr. Schoen provided effective operational and transactional leadership throughout the Company. He also led a successful financing and capital recycling initiative that raised $3 billion and improved the quality of our overall portfolio.

Actual 2015 STIP Awards

The table below sets forth the 2015 STIP opportunity levels for Ms. Martin and Messrs. Schoen, Gallagher and Mercer, and their actual cash incentive awards paid under the 2015 STIP. As described under "—2015 NEO Compensation—Incentive Awards for Messrs. Hutchens and Klaritch," Messrs. Hutchens and Klaritch did not participate in the 2015 STIP. Mr. Hutchens' cash bonus in 2015 was set forth in his employment agreement because he joined the Company after the 2015 STIP had been implemented. Mr. Klaritch's cash incentive award was determined in the same manner as awards for our other business segment leaders and is described in detail below.

Name	STIP Opportunity ($)			Actual Award ($)[1]	Target Award Opportunity Forfeited (%)
	Threshold	Target	High		
Lauralee E. Martin	800,000	2,000,000[2]	3,200,000	**1,385,280**	-30.7
Timothy M. Schoen	550,000	1,100,000	1,650,000	**717,420**	-34.8
Paul F. Gallagher	550,000	1,100,000	1,650,000	— [3]	—
James W. Mercer	550,000	1,100,000	1,650,000	**709,500**[4]	-35.5

(1) To the extent that a performance outcome falls between two hurdles, the actual award is interpolated on a straight-line basis. Based on the achievement of $2.12 billion with a 1.6% spread equivalent with respect to the investments performance metric, which exceeded the "Target" level of achievement but did not meet the "High" level of achievement, the payout to Ms. Martin and Mr. Schoen was equal to 89% and 90%, respectively, of the "High" STIP opportunity related to that metric. See footnotes (3) and (4) below for additional information regarding the awards to Messrs. Gallagher and Mercer.

(2) Ms. Martin's employment agreement provides for an annual target cash incentive opportunity of $2.2 million. In 2015, Ms. Martin agreed to reallocate a portion of her cash incentive opportunity to her LTIP opportunity, as described above.

(3) Mr. Gallagher resigned from the Company effective June 30, 2015 and, as a result, he did not receive a payment in respect of the 2015 STIP.

(4) Mr. Mercer's actual 2015 STIP award was made in connection with his Separation, Consulting and General Release Agreement dated January 12, 2016 (the "Mercer Separation Agreement") based on the STIP framework and the estimated outcome of the Company performance metrics adopted for 2015. See "Executive Compensation Tables—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—James W. Mercer."

Long-Term Incentive Compensation

Transition to Forward-Looking LTIP Awards

2015 represented an important transition in our long-term incentive compensation program. In 2014, we began moving away from our traditional backward-looking LTIP awards, where the amount of the target opportunity awarded early in the year was based on our performance results for the prior year (i.e., target opportunity awards granted in early 2014 were attributed to 2013 performance). The 2014 equity award opportunity, however, was subject to additional forward-looking performance criteria for the 3-year period beginning in 2014 through 2016. Similarly, in early 2015, the Compensation Committee established target award opportunities for the 2015 LTIP awards based on 2014 performance. These 2015 equity awards are subject to forward-looking vesting criteria under the 2015 LTIP, including a 50% 3-year relative TSR component and a 25% 1-year relative TSR component. The remaining 25% of the 2015 LTIP vests ratably over three years, beginning on the first anniversary of the grant date, subject to continued service.

In 2016, for the first time, the Compensation Committee established purely forward-looking target award opportunities. The 2016 LTIP, therefore, is not tied to prior year performance, but instead includes a performance-based vesting component over a 3-year period beginning in 2016. We discuss these awards below under "—Overview of Our 2016 Incentive Compensation Program." The graphic below summarizes the performance periods and financial metrics of our PSU awards in 2014, 2015 and 2016.



The CD&A in our 2015 proxy statement (generally discussing compensation for 2014) discussed the 2015 LTIP awards because the amounts granted were based on 2014 performance. As a result of the change from a partially backward-looking LTIP in 2015 to a purely forward-looking LTIP in 2016, this year's CD&A also discusses the 2015 LTIP awards because they were granted in 2015 and are subject to forward-looking performance criteria over the 1- and 3-year periods beginning in 2015. The LTIP awards granted to our NEOs in February 2016 are not tied to 2015 performance and will be discussed as 2016 compensation for the NEOs in the proxy statement that we file next year. *To be clear, our executives did not receive two awards under our 2015 LTIP, nor are the 2015 LTIP awards being "double-counted" in the Summary Compensation Table. Rather, our transition from backward- to forward-looking awards necessitates that we focus our CD&A on the forward-looking aspects of the same 2015 LTIP awards, whose backward-looking aspect was the focus of the prior year's CD&A.*

2015 LTIP

In response to our stockholders' preference against stock option awards, which was communicated to management and our Board during our stockholder outreach efforts, 2015 LTIP awards were granted solely in the form of PSUs (75%) and RSUs (25%), as illustrated in the graphic to the right. Two-thirds of each NEO's PSU award is subject to a 3-year forward-looking performance period, and one-third of each NEO's PSU award was subject to a 1-year forward-looking performance period. The graphic to the right also shows the time-based vesting schedules applicable to the awards, and the portion of the PSUs that would be eligible to vest based on the Company's TSR ranking compared to the other constituents of the FTSE NAREIT Equity Health Care Index for the applicable 1- or 3-year performance period. In describing the percentage of the total award allocated to each component, we refer to the target number of shares subject to each component, which may be different from the grant date fair values of these awards reported in the compensation tables below.

Our Compensation Committee selected a relative TSR performance metric as the basis for our LTIP PSU awards because TSR is a direct measure of Company performance and the creation of long-term stockholder value. Relative TSR allows stockholders to evaluate the Company's performance in comparison to our peers, as selected by an independent published healthcare REIT index. It also mitigates the impact of broad market and industry trends that are not reflective of our actual performance. Our Compensation Committee also believes that a portion of LTIP compensation granted in the form of RSUs that vest over time independent of TSR promotes the retention of our talented management team, while still incentivizing a focus on long-term results because the ultimate value of the RSUs is tied to our stock price.

2015 LONG-TERM INCENTIVE PLAN

PERFORMANCE METRICS

75% RELATIVE TSR PSU AWARDS

- 3-Year Cliff Vesting After Future Relative Performance Hurdle Achieved (50%)
- 1-Year Cliff Vesting After Future Relative Performance Hurdle Achieved (25%)

RESULT	HURDLES
	FTSE NAREIT Equity Health Care Index
Extraordinary	80th Percentile (200% of PSU Grant)
High	65th Percentile (150% of PSU Grant)
Target	50th Percentile (100% of PSU Grant)
Threshold*	25th Percentile (50% of PSU Grant)

Award Is Forfeited if Below Threshold

25% RETENTIVE RSU AWARD

3-Year Annual Vesting After Grant Date

2015 LTIP Award Opportunities

As noted above, 2015 LTIP target award opportunities were approved by our Compensation Committee in March 2015, based on 2014 performance (as discussed in the CD&A in our 2015 proxy statement), subject to the forward-looking vesting criteria described above. The following fair market values of the LTIP awards as of their grant date were calculated in compliance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 and SEC Staff Accounting Bulletin No. 107/110.

Name	3-Year LTIP ($)	1-Year LTIP ($)(1)	Retentive LTIP ($)	Total LTIP Opportunity ($)	Projected LTIP Payout ($)(2)
Lauralee E. Martin	2,475,849	1,144,466	1,062,541	4,682,856	1,062,541
Timothy M. Schoen	728,188	336,632	312,520	1,377,340	312,520
Paul F. Gallagher	815,590	376,983	350,028	1,542,601	350,028
James W. Mercer	699,053	323,164	300,064	1,322,281	300,064

(1) All 1-year LTIP awards were forfeited on February 1, 2016, after the Compensation Committee certified that the threshold performance hurdle was not met. See "Proxy Highlights—Pay-for-Performance Alignment—2014–2015 LTIP Awards."

(2) As of December 31, 2015. See "Proxy Highlights—Pay-for-Performance Alignment—2014–2015 LTIP Awards."

Under the terms of their respective separation agreements, Messrs. Gallagher and Mercer will be entitled to a pro rata portion of their 3-year 2015 LTIP award opportunities, subject to the outcome of the performance criteria. See "Executive Compensation Tables—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Paul F. Gallagher" and "—James W. Mercer" below for information regarding the acceleration of their respective retentive LTIP awards.

As described under "—Incentive Awards for Messrs. Hutchens and Klaritch" below, Messrs. Hutchens and Klaritch did not participate in the 2015 LTIP.

2015 1-Year and 3-Year LTIP PSUs

Our NEOs' 1- and 3-year LTIP awards granted in 2015 reflect the rigorous, at-risk performance criteria incorporated into our executive compensation program. Both awards, which account for 75% of the total LTIP award, were and are at-risk and subject to forfeiture based on our relative TSR performance for the 1- and 3-year forward-looking performance periods relative to the companies that constitute the FTSE NAREIT Equity Health Care Index. In each case, performance falling below the "Threshold" hurdle for the award at the conclusion of the applicable performance period results in the forfeiture of that award.

Our relative TSR percentile ranking for the 1-year awards under the 2015 LTIP was 23rd, which fell below the threshold requirement of a 25th relative TSR percentile ranking. Consequently, our eligible NEOs (including Messrs. Gallagher and Mercer) forfeited the full amount of their 1-year awards, which represent 25% of their overall total 2015 LTIP awards.

2015 1-Year LTIP Award Vestings (February 1, 2016)

| Name | Award Opportunity ($) | | | | Actual Award ($) |
	Threshold	Target	High	Extraordinary	
Lauralee E. Martin	572,233	1,144,466	1,716,699	2,288,932	0
Timothy M. Schoen	168,316	336,632	504,948	673,264	0
Paul F. Gallagher	188,492	376,983	565,475	753,966	0
James W. Mercer	161,582	323,164	484,746	646,328	0

The 3-year LTIP awards remain outstanding, subject to the achievement of the relative TSR performance criteria through December 31, 2017. See "Proxy Highlights—Pay-for-Performance Alignment—2014-2015 LTIP Awards" above for a discussion of the status of the 2015 LTIP awards as of December 31, 2015.

2015 Retentive LTIP RSUs

The remaining 25% of the 2015 LTIP awards vests ratably over three years, subject to the eligible NEO's continued employment with the Company.

Incentive Awards for Messrs. Hutchens and Klaritch

Mr. Hutchens

Pursuant to the employment agreement that he entered into upon joining the Company, Mr. Hutchens received a grant of time-based RSUs in September 2015 with a grant date fair value of approximately $500,000. These RSUs vest ratably over three years beginning on the first anniversary of the grant date. In early 2016, he also received a cash bonus of $1,100,000 and a 3-year PSU award pursuant to his employment agreement. The 3-year PSU award is subject to the same terms and vesting conditions as the 3-year LTIP awards granted to the other NEOs in 2016. See "Executive Compensation Tables—Employment Agreements—Base Salary and Cash Incentive Awards" for a further description of Mr. Hutchens' employment agreement.

Mr. Klaritch

As head of our medical office segment, Mr. Klaritch's compensation is determined consistent with our compensation practices for our other business segment leaders. In early 2015, the Compensation Committee set the maximum 2015 aggregate incentive opportunity for Mr. Klaritch at $1,687,500, with an annual cash incentive opportunity of $750,000 and a long-term incentive performance opportunity of $937,500, subject to the Company's achievement in 2015 of a normalized FFO per share threshold of $2.74 and a normalized FFO per share target of $3.23 (calculated in the same manner as under the 2015 STIP). Mr. Klaritch was eligible to receive a pro rata portion of the award opportunity to the extent the Company's normalized FFO per share for 2015 exceeded the threshold but did not reach the target. Mr. Klaritch's final awards were also subject to the Committee's discretion to reduce (but not increase) the award.

The Company's actual 2015 normalized FFO per share of $3.16 exceeded the threshold for Mr. Klaritch's award. In January 2016, the Compensation Committee assessed Mr. Klaritch's individual performance as well as the Company's performance results relative to its operating and strategic goals for the 2015 performance year. The Compensation Committee considered Mr. Klaritch's strong leadership and management of our medical office segment. Consolidated segment portfolio income increased 13% year-over-year, with significant acquisition activity, same store cash NOI performance, and a 91.9% occupancy level. Additionally, Mr. Klaritch heads the Company's internationally recognized sustainability efforts, as described in "Proxy Highlights—Performance Highlights" above. Based on its assessment, the Compensation Committee granted Mr. Klaritch an annual cash incentive award of $577,500 and a long-term incentive award of $840,000 in the form of RSUs that vest ratably over three years beginning on the first anniversary of the grant date. Pursuant to applicable SEC rules, Mr. Klaritch's cash incentive award for 2015 is reflected in this year's Summary Compensation Table, but his equity award for 2015 will be included in next year's table.

Overview of Our 2016 Incentive Compensation Program

Our Compensation Committee continually seeks to improve pay-for-performance alignment through our executive compensation program. Considering feedback from our stockholders and input from its independent compensation consultant, the Compensation Committee refined our 2016 STIP to reflect more diversified performance metrics that emphasize areas where we encourage our executives to drive results. The revisions to the 2016 STIP as compared to the 2015 STIP include the following:

- The relative weighting of normalized FFO per share will be decreased from 20% to 10% to permit the addition of a Net Debt to EBITDA performance metric.

- Net Debt to EBITDA will be added as a separate performance metric to align our NEOs' incentives with our goal of promoting a strong balance sheet and the ability to generate sufficient earnings to meet debt obligations as our portfolio grows. This metric also provides a counterbalance to the normalized FFO and FAD per share metrics to discourage overleveraging the Company's balance sheet.

- The Compensation Committee clarified that the same store cash NOI growth metric is subject to separate performance hurdles by segment, based on our original budget and expectations by segment. The relative allocation of the 15% weighting by segment will track the percentage that NOI from each segment represents of total NOI. For example, if NOI from our senior housing portfolio represents 40% of our total NOI, and we meet the senior housing target hurdle for the full year, our NEOs will receive 6% of their total STIP target opportunity (40% of the 15% portion allocated to same store cash NOI growth).

As in 2015, award opportunities and performance hurdles under the 2016 STIP will be determined by the Compensation Committee in consultation with its independent compensation consultant early in the performance year.

Beginning in 2016, the Compensation Committee, in consultation with its independent compensation consultant, will set target LTIP award opportunities for each eligible NEO at the beginning of the performance period, based on competitive market data, relative duties and responsibilities, the executive's future advancement potential and his or her impact on HCP's results, rather than tying the amount of opportunities to prior year performance. Further, the Compensation Committee determined to eliminate PSUs with a 1-year performance period in 2016 and instead grant all 2016 PSUs with a 3-year performance period. By increasing the emphasis on long-term relative TSR performance, the Compensation Committee seeks to encourage prudent risk management and the accomplishment of long-term objectives.

The remaining 40% of the LTIP award will be allocated to time-based RSUs to promote the retention of our talented executive management team, while simultaneously incentivizing long-term results, as the ultimate value of the retentive award is directly tied to our stock price. As described above, the Compensation Committee believes that the time-based retentive component of our LTIP award provides a necessary and motivating balance to the rigorous objective, at-risk performance metrics that serve as the foundation of our executive compensation program. Relative to many of our peers, we believe we tie a larger percentage of our executives' total compensation package to relative TSR performance, which is outside of our executives' immediate control, and therefore may not provide an adequate incentive for specific achievements. Furthermore, the retentive LTIP award helps to mitigate the unintended effects of a long-term performance metric based purely on relative TSR, which may not fully or consistently align with strong Company performance, particularly over a defined period of time.

The following charts summarize the performance metrics and relative allocations of our 2016 STIP and LTIP.



2016 SHORT-TERM INCENTIVE PLAN

PERFORMANCE METRICS

20% **NORMALIZED FAD PER SHARE**

15% **SAME STORE CASH NOI GROWTH**
- Senior Housing
- Post-Acute/Skilled Nursing
- Life Science
- Medical Office
- Hospital

15% **INVESTMENTS**

10% **NORMALIZED FFO PER SHARE**

10% **NET DEBT TO ADJUSTED PRO FORMA EBITDA**

30% **INDIVIDUAL OBJECTIVES**

2016 LONG-TERM INCENTIVE PLAN

PERFORMANCE METRICS

60% **3-YEAR RELATIVE TSR PSU AWARD**

3-Year Cliff Vesting After Future Relative Performance Hurdle Achieved

RESULT	HURDLES
	Relative TSR Ranking
Extraordinary	80th Percentile (200% of PSU Grant)
High	65th Percentile (150% of PSU Grant)
Target	50th Percentile (100% of PSU Grant)
Threshold*	25th Percentile (50% of PSU Grant)

**Award Is Forfeited if Below Threshold*

40% **RETENTIVE RSU AWARD**

3-Year Annual Vesting After Grant Date

The 2016 STIP performance hurdles and LTIP award opportunities will be disclosed in our 2017 proxy statement.

Compensation Policies and Practices

For additional information regarding our Clawback, Anti-Hedging and Anti-Pledging Policies, please see "Board of Directors and Corporate Governance—Corporate Governance and Policies."

Compensation Risk Assessment

We believe that any risks arising from our compensation program are not reasonably likely to have a material adverse effect on HCP for the reasons outlined below.

Base salaries are fixed in amount and thus do not encourage inappropriate or excessive risk taking. Our balanced approach to executive incentive compensation uses both quantitative and qualitative assessments of performance. While our annual cash incentive plan focuses on the achievement of annual goals, executives' awards under the plan are capped and require a threshold level of Company performance. Only once a pre-determined threshold is met are our executives also eligible for a cash incentive award based on individual performance criteria, which individual performance award may only be reduced (and not increased) by our Compensation Committee based on any factors it deems appropriate. The Compensation Committee believes that the STIP appropriately balances risk and the desire to focus executives on specific annual goals important to our success.

A substantial portion of our executives' compensation is in the form of equity awards that further align executives' interests with those of our stockholders. The Compensation Committee believes that the LTIP awards do not encourage unnecessary or excessive risk taking because the ultimate value of the awards is tied to HCP's performance and stock price, and because the awards are subject to long-term vesting schedules or vesting based on forward-looking performance goals. Furthermore, our stock ownership guidelines help ensure that executives have significant value tied to HCP's performance.

Furthermore, as discussed under "Board of Directors and Corporate Governance—Corporate Governance and Policies—Clawback Policy," the executive officers are subject to a clawback policy, which provides for HCP to recover incentive compensation received by such officers in the event the amount of the payment or award was determined based on the achievement of financial results that were subsequently the subject of an accounting restatement due to noncompliance with a financial reporting requirement under the securities laws.

Compensation Consultant

Our Compensation Committee is authorized to retain independent counsel, compensation and benefits consultants, and other outside experts or advisors. Since November 2008, the Committee has retained FPL Associates as its compensation consultant. For 2015, FPL Associates advised the Compensation Committee with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to incentive pay and proportion of annual cash pay to long-term incentive pay) and setting compensation levels. FPL Associates also reviewed comparable equity REITs for 2015 and assisted the Compensation Committee with obtaining and evaluating current executive compensation data for these companies. The Compensation Committee made its 2015 compensation decisions, including those with respect to the NEOs, after consulting with FPL Associates.

FPL Associates reports directly to the Compensation Committee and works with management only on matters for which the Committee is responsible. During 2015, FPL Associates did not perform work for HCP other than pursuant to its engagement by the Compensation Committee. The Compensation Committee has assessed the independence of FPL Associates and concluded that its engagement of FPL Associates does not raise any conflict of interest with HCP or any of its directors or executive officers.

Adoption of a Company Peer Group and Compensation Assessment

In developing our 2015 executive compensation program, our Compensation Committee considered market and peer data provided by FPL Associates. Based on FPL Associates' recommendations, the Compensation Committee selected the following companies as HCP's comparable compensation peer group for 2015:

2015 Compensation Peer Group		
AvalonBay Communities, Inc.	General Growth Properties, Inc.	Realty Income Corporation
Boston Properties, Inc.	Host Hotels & Resorts, Inc.	Ventas, Inc.
Digital Realty Trust, Inc.	Kimco Realty Corporation	VEREIT, Inc.
Equity Residential	ProLogis, Inc.	Vornado Realty Trust
Essex Property Trust, Inc.	Public Storage	Welltower Inc.

The peer companies selected for 2015 consist of S&P 500 equity REITs with large market capitalizations comparable to HCP. As of December 31, 2015, HCP was one of the largest U.S. publicly traded REITs, with total assets above the median level of the peer group, although HCP's enterprise value and market capitalization were below the median levels. In making its compensation comparisons, the Compensation Committee takes into account HCP's enterprise value, market capitalization and total assets compared to the peer companies, as shown below:



In 2015, the Compensation Committee reviewed compensation data for executives at the peer companies with positions comparable to those held by the NEOs. This data consisted of base salary, annual cash incentive award and equity award information, as well as total direct compensation paid by each of the peer companies as reflected in their proxy statements and related public filings. Although the Compensation Committee reviewed and discussed the compensation data provided by FPL Associates to help inform its decision making process, the Committee does not set or "benchmark" compensation levels at any specific point or percentile against the peer group data. As described above, the peer group data is only one point of information taken into account by the Compensation Committee in making compensation decisions.

Except as otherwise discussed in the CD&A, the Compensation Committee's executive compensation decisions for 2015 were subjective and the result of the Committee's business judgment, which is informed by the experiences of the members of the Committee, input and peer group data provided by FLP Associates, and the Committee's overall assessment of executive compensation trends.

Stock Ownership Guidelines

The Compensation Committee believes that ownership of HCP securities promotes our executives' focus on our long-term business objectives. Our stock ownership guidelines accordingly provide that executives at the level of executive vice president or higher own minimum levels of common stock and unvested stock awards (collectively, "HCP eligible securities"). All executives were required to achieve their mandatory holdings within five years of the adoption of the program or, as to newly hired or promoted executives, within five years of becoming subject to the guidelines.

Our CEO is required to own HCP eligible securities with a value equal to at least ten times her base salary, and our other NEOs are required to own HCP eligible securities with a value equal to at least six times their base salaries. Each of the other executive officers is required to own HCP eligible securities with a value equal to at least three times his or her base salary.

All of our NEOs who are subject to the stock ownership guidelines currently satisfy the ownership requirements. The table below presents NEO stock ownership of HCP eligible securities as of March 1, 2016, based on the closing market price of our common stock on such date.

NEO Ownership of HCP Eligible Securities


CEO
$15.4M
$8.0M
Lauralee E. Martin
10x Required
Actual
Other NEOs
$10.1M
$5.1M
$3.9M
$2.4M
Timothy M. Schoen
Thomas M. Klaritch
6x Required
Actual

No Section 280G Tax Gross-Ups

None of our NEOs are entitled to a tax gross-up payment in the event they are subject to excise taxes imposed under Section 280G of the Code.

Tax Deductibility of Executive Compensation

Section 162(m) of the Code generally limits the deductibility of compensation paid to certain of our executive officers. To qualify for deductibility under Section 162(m), compensation in excess of $1,000,000 paid by us to our NEOs (other than the Chief Financial Officer) during any year must qualify as "performance-based compensation" as determined under Section 162(m). Compensation generally qualifies as performance-based if, among other requirements, it is payable only upon the attainment of pre-established, objective performance criteria based on performance goals that have been approved by our stockholders.

The Compensation Committee's policy is to take Section 162(m) into account in establishing compensation of our executive officers to preserve deductibility when possible and consistent with the other goals of our executive compensation program. However, we reserve the right to design programs that recognize a full range of performance criteria and other factors important to our compensation objectives and philosophy, even where the compensation paid under such programs may not be deductible. In addition, there is no guarantee that compensation intended to qualify under Section 162(m) will, in fact, be deductible.

Compensation Committee Interlocks and Insider Participation

Messrs. Henry (Chair) and Sullivan served on the Compensation Committee during all of the fiscal year ended December 31, 2015. Messrs. Cartwright and Rhein served as members of the Compensation Committee through July 30, 2015, and Ms. Garvey and Mr. McKee were appointed as members of the Compensation Committee on July 30, 2015.

None of the directors who served on the Compensation Committee at any time during 2015 is or has been an executive officer of HCP or had any relationships requiring disclosure by HCP under the SEC's rules requiring disclosure of certain relationships and related person transactions. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of HCP or a member of HCP's Compensation Committee during the year ended December 31, 2015.

Stock Award Subcommittee

Our Compensation Committee may delegate its authority to subcommittees, except for authority to approve compensation levels and award grants for specified officers and any authority the Committee is required to exercise by law or regulation. The Committee has delegated to the Stock Award Subcommittee the authority to make restricted stock or RSU grants to vice presidents and more junior employees of up to an annual aggregate limit of 75,000 shares of our common stock, consistent with the current terms and conditions of similar awards approved by the Compensation Committee. Ms. Martin is currently the sole member of the Stock Award Subcommittee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, as well as the Compensation Committee's compensation consultant and legal advisors, and based upon this review and discussion, has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

All directors who served on the Compensation Committee during 2015 are independent under applicable NYSE and SEC standards. Messrs. Henry and Sullivan were Committee members during all of 2015, and Ms. Garvey and Mr. McKee joined the Committee effective July 30, 2015. Messrs. Cartwright and Rhein served on the Committee through July 30, 2015.

Compensation Committee of the Board of Directors

David B. Henry (Chair)
Christine N. Garvey
Michael D. McKee
Joseph P. Sullivan



Summary Compensation Table—2015

The Summary Compensation Table below quantifies the value of the different forms of compensation earned by or awarded to our NEOs for 2015, 2014 and 2013, in the manner and format required under applicable SEC rules. The primary elements of each NEO's total compensation for 2015 reported in the table are base salary, a cash incentive award and long-term equity incentives consisting of RSUs and PSUs. NEOs also received the other benefits listed in Column (i) of the Summary Compensation Table, as further described in the footnotes to the table.

Name and Principal Position(s) (a)	Year (b)	Salary ($) (c)	Bonus ($)[1] (d)	Stock Awards ($)[2] (e)	Option Awards ($)[2] (f)	Non-Equity Incentive Plan Compensation ($)[1] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)[3] (i)	Total ($) (j)
Lauralee E. Martin President and Chief Executive Officer	2015	800,000	—	4,682,856	—	1,385,280	—	10,600	6,878,736
	2014	800,000	—	8,539,471[4]	675,005[4]	2,400,000	—	32,832	12,447,318[4]
	2013	196,970	—	6,000,010[4]	—	2,200,000	—	281	8,397,261[4]
Timothy M. Schoen Executive Vice President and Chief Financial Officer	2015	558,333	—	1,377,340	—	717,420	—	10,600	2,663,693
	2014	550,000	—	1,304,670	103,124	1,350,000	—	10,400	3,318,194
	2013	500,000	—	2,041,055[4]	179,998	1,150,000	—	16,800	3,887,853[4]
J. Justin Hutchens[5] Executive Vice President and Chief Investment Officer – Senior Housing and Care	2015	183,333	1,100,000	473,076	—	—	—	118,782	1,875,191
Thomas M. Klaritch Executive Vice President – Medical Office Properties	2015	386,250	—	800,126	—	577,500	—	10,600	1,774,476
	2014	375,000	—	595,031	105,005	550,000	—	10,400	1,635,436
	2013	350,000	—	531,322	93,745	525,000	—	11,884	1,511,951
Paul F. Gallagher[6] Former Executive Vice President and Chief Investment Officer	2015	316,830	—	1,542,601	—	—	—	2,998,309	4,857,740
	2014	550,000	—	1,826,485	144,370	1,200,000	—	10,400	3,731,255
	2013	500,000	—	2,508,566[4]	262,506	1,350,000	—	16,800	4,637,872[4]
James W. Mercer[7] Former Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary	2015	550,000	—	1,322,283	—	709,500	—	10,600	2,592,383
	2014	550,000	—	1,304,670	103,124	1,225,000	—	10,400	3,193,194
	2013	500,000	—	2,095,227[4]	195,006	1,150,000	—	11,884	3,952,117[4]

(1) As described in the CD&A, each of the current NEOs, except Messrs. Hutchens and Klaritch, received an annual cash incentive award for 2015 under our 2015 STIP, which, in each case, is reported in Column (g). Mr. Klaritch received a cash incentive award consistent with our other business segment leaders, which is also reported in Column (g). Mr. Hutchens received a cash bonus pursuant to his employment agreement in the amount reported in Column (d). Beginning with the 2016 performance year, Mr. Hutchens will be eligible for a cash incentive award under our STIP consistent with the awards received by the other NEOs.

(2) The amounts reported in Columns (e) and (f) for each fiscal year reflect the fair value on the grant date of the stock awards and option awards, respectively, granted to our NEOs during the fiscal year. These grant date fair values include, in each case and as applicable, both annual equity awards and any one-time equity awards, such as awards in connection with our October 2013 leadership transition or a new hire, as described in footnotes (4) and (5) below. For the grant date fair value of each stock award granted by HCP to an NEO in 2015, see the Grants of Plan-Based Awards During 2015 table. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company's consolidated financial statements. For a discussion of the assumptions and methodologies used to value the awards reported in Columns (e) and (f), see the discussion of stock awards and option awards contained in Note 16—Compensation Plans to the Consolidated Financial Statements included as part of HCP's Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC. Column (e) reflects the probable outcome of the performance conditions of the PSUs granted to the eligible NEOs as of the respective grant dates. Assuming achievement of the highest level of performance, the grant date value of the PSUs awarded in 2015 and 2014, respectively, are as follows: Ms. Martin, $7,240,630 and $9,428,810; Mr. Schoen, $2,129,639 and $1,440,479; Mr. Gallagher, $2,385,145 and $2,016,752; and Mr. Mercer, $2,044,436 and $1,440,479. As described in the CD&A, the full amount of the 2015 1-year LTIP PSUs were forfeited on February 1, 2016 because the threshold level of performance for the vesting of any portion of such PSUs was not attained.

(3) The 2015 amounts reported in Column (i) consist of the items set forth in the table below. "Relocation Fees" for Mr. Hutchens include fees and expenses reimbursed by HCP pursuant to his employment agreement. Information regarding payments to Mr. Gallagher pursuant to his Separation, Consulting and General Release Agreement dated June 18, 2015 (the "Gallagher Separation Agreement") is included below under "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Paul F. Gallagher."

Name	401(k) Matching Contribution ($)	Relocation Expenses ($)	Severance ($)	Legal Fees ($)	Consulting Fees ($)	Total ($)
Lauralee E. Martin	10,600	—	—	—	—	10,600
Timothy M. Schoen	10,600	—	—	—	—	10,600
J. Justin Hutchens	—	118,782	—	—	—	118,782
Thomas M. Klaritch	10,600	—	—	—	—	10,600
Paul F. Gallagher	10,600	—	2,083,334	4,375	900,000	2,998,309
James W. Mercer	10,600	—	—	—	—	10,600

(4) Includes one-time awards in connection with the October 2013 leadership transition to Ms. Martin with a grant date fair value of $4,095,362 in 2014 in the form of PSUs, RSUs and stock options and $6,000,010 in 2013 in the form of restricted stock; and to Messrs. Schoen, Gallagher and Mercer with a grant date fair value of $1,021,014, $1,021,014 and $990,167, respectively, in 2013 in the form of RSUs. The Compensation Committee does not regard these inducement and retention awards as compensation for services performed in any given year.

(5) Mr. Hutchens was appointed as HCP's Executive Vice President and Chief Investment Officer – Senior Housing and Care effective September 1, 2015. His 2015 cash bonus was granted pursuant to his Employment Agreement dated September 8, 2015, as amended. The amount listed in Column (e) reflects a one-time equity award of RSUs in connection with the hiring of Mr. Hutchens pursuant to his employment agreement. He was also entitled to a 3-year LTIP award of approximately $600,000 in early 2016 pursuant to his employment agreement, which will be included in the Summary Compensation Table in the 2017 proxy statement. Beginning in 2017, Mr. Hutchens will be eligible for an LTIP award consistent with the awards received by the other NEOs.

(6) Mr. Gallagher resigned from the Company effective June 30, 2015. His salary reported in Column (c) includes $41,830 paid as cash in lieu of accrued vacation, pursuant to Company policy applicable to all employees.

(7) Mr. Mercer retired from the Company effective February 5, 2016. His 2015 cash incentive award was granted pursuant to the Mercer Separation Agreement. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—James W. Mercer" below for additional information regarding payments to Mr. Mercer in connection with his retirement.

Employment Agreements — Base Salary and Cash Incentive Awards

The Company previously entered into an employment agreement with each of Ms. Martin and Messrs. Gallagher, Schoen, Mercer and Hutchens.

Lauralee E. Martin

The Company entered into an employment agreement with Ms. Martin on October 2, 2013, which was amended by the Amended 2013 Restricted Stock Award Agreement dated December 20, 2013 (the "Make-Whole Award Agreement" and together with the original employment agreement, the "Martin Employment Agreement"). During the three-year term of the agreement, Ms. Martin is entitled to receive an annual base salary of $800,000, subject to annual review, and an annual cash incentive award with a target amount of $2,200,000. The actual amount of the annual cash incentive award will be determined by the Compensation Committee, taking into account the performance of the Company and Ms. Martin for the particular year. Ms. Martin is also eligible for annual equity awards during the term of the agreement, in such forms and amounts determined by the Compensation Committee in its discretion. Provisions of the agreement relating to post-termination benefits are discussed under "—Potential Payments Upon a Termination or Change in Control—Employment Agreements—Termination of Employment" below.

Timothy M. Schoen, Paul F. Gallagher and James W. Mercer

The Company entered into employment agreements with Messrs. Schoen and Gallagher on January 26, 2012 and with Mr. Mercer on October 25, 2012, all three of which were subsequently amended in April 2013 and October 2013. The amended employment agreements provide for an initial three-year term ending on October 1, 2016, which initial term will be extended for additional one-year terms unless the executive or the Company provides written notice to the other at least sixty days prior to the expiration of the term then in effect. Under each agreement, the executive is entitled to receive an initial base salary of $500,000, which may subsequently be increased (but not reduced), and an annual cash incentive award based on Company and individual performance as determined by the Compensation Committee. Each executive is also entitled to participate in the Company's benefit plans made available generally to our senior executives, and to reimbursement of business expenses in compliance with Company policy. Provisions of the employment agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed under "—Potential Payments Upon a Termination or Change in Control—Employment Agreements—Termination of Employment" below. Mr. Gallagher resigned from the Company on June 30, 2015, and Mr. Mercer retired on February 5, 2016. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Paul F. Gallagher" and "—James W. Mercer" below for information regarding payments to Messrs. Gallagher and Mercer, respectively, in connection with their terminations.

J. Justin Hutchens

The Company entered into an employment agreement with Mr. Hutchens effective September 1, 2015, as amended, with a term of three years. During the term of the agreement, Mr. Hutchens is eligible to receive an initial base salary of $550,000, which may subsequently be increased (but not reduced). The agreement provided that Mr. Hutchens would receive a cash bonus of $1,100,000 in early 2016, and in subsequent years he is eligible to receive an annual cash incentive award based on Company and individual performance as determined by the Compensation Committee.

Under the agreement, Mr. Hutchens received an initial equity grant with a grant date fair value of approximately $500,000 on September 1, 2015, based on the average closing price of our common stock on the ten trading days immediately preceding the grant date. He was also entitled to an equity award in the first quarter of 2016 with a grant date fair value of approximately $600,000, subject to the vesting criteria of the 2016 LTIP awards granted to the other NEOs and continued employment with the Company as of the applicable vesting date. The terms and allocation of the 2016 LTIP awards are discussed above under "Compensation Discussion and Analysis—Overview of Our 2016 Incentive Compensation Program."

Mr. Hutchens is entitled to participate in the Company's benefit plans made available generally to our senior executives, and to reimbursement of business expenses in compliance with Company policy. Provisions of the employment agreement relating to post-termination benefits are discussed under "—Potential Payments Upon a Termination or Change in Control—Employment Agreements—Termination of Employment" below.

Grants of Plan-Based Awards During 2015

The following table presents information regarding the incentive awards granted to our NEOs during 2015, in the manner and format required under applicable SEC rules.

Name (a)	Grant Date (b)	Estimated Future Payments Under Non-Equity Incentive Plan Awards			Estimated Future Payments Under Equity Incentive Plan Awards			All Other Stock Awards		Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)[1] (l)	Type of STIP/LTIP Award (m)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	Number of Shares of Stock or Units (#) (i)	Number of Securities Underlying Options (#) (j)			
Lauralee E. Martin	—	800,000	2,000,000	3,200,000	—	—	—	—	—	—	—	STIP[2]
	2/2/15	—	—	—	—	—	—	22,521	—	—	1,062,541	Retentive LTIP
	2/2/15	—	—	—	22,520	45,040	90,080	—	—	—	2,475,849	3-Year LTIP[3]
	2/2/15	—	—	—	11,260	22,520	45,040	—	—	—	1,144,466	1-Year LTIP[4]
Timothy M. Schoen	—	550,000	1,100,000	1,650,000	—	—	—	—	—	—	—	STIP[2]
	2/2/15	—	—	—	—	—	—	6,624	—	—	312,520	Retentive LTIP
	2/2/15	—	—	—	6,624	13,247	26,494	—	—	—	728,188	3-Year LTIP[3]
	2/2/15	—	—	—	3,312	6,624	13,248	—	—	—	336,632	1-Year LTIP[4]
J. Justin Hutchens	9/1/15	—	—	—	—	—	—	12,915	—	—	473,076	—
Thomas M. Klaritch	—	—	—	750,000	—	—	—	—	—	—	—	—
	2/2/15	—	—	—	—	—	—	16,959	—	—	800,126	—
Paul F. Gallagher	2/2/15	—	—	—	—	—	—	7,419	—	—	350,028	Retentive LTIP
	2/2/15	—	—	—	7,419	14,837	29,674	—	—	—	815,590	3-Year LTIP[3]
	2/2/15	—	—	—	3,709	7,418	14,836	—	—	—	376,983	1-Year LTIP[4]
James W. Mercer	—	550,000	1,100,000	1,650,000	—	—	—	—	—	—	—	STIP[2]
	2/2/15	—	—	—	—	—	—	6,360	—	—	300,064	Retentive LTIP
	2/2/15	—	—	—	6,359	12,717	25,434	—	—	—	699,053	3-Year LTIP[3]
	2/2/15	—	—	—	3,180	6,359	12,718	—	—	—	323,164	1-Year LTIP[4]

(1) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of our consolidated financial statements. For the assumptions and methodologies used to value the awards reported in Column (l), see footnote (2) to the Summary Compensation Table above.

(2) The STIP award was paid out to the NEOs (other than Messrs. Gallagher and Mercer) on February 8, 2016 between the threshold and target aggregate award opportunities. As described above, 55% of the award opportunity was forfeited because the threshold hurdles for the applicable performance metrics were not attained. The 15% portion of the opportunity linked to investment activity paid out between the target and maximum award levels, and the 30% portion of the opportunity linked to individual performance paid out at maximum. Mr. Mercer's actual STIP award was negotiated as part of the Mercer Separation Agreement, and Mr. Gallagher did not receive a payment in respect of the 2015 STIP. See "Compensation Discussion and Analysis—2015 NEO Compensation—Annual Cash Incentive Compensation."

(3) The 3-year LTIP awards remain at risk of forfeiture, subject to the achievement of relative TSR performance criteria through December 31, 2017.

(4) All 1-year LTIP awards were forfeited on February 1, 2016, after the Compensation Committee certified that the threshold performance hurdle was not met.

Description of Plan-Based Awards

2014 Plan

All 2015 awards reported in the above table were granted under, and are subject to, the 2014 Plan, approved by our stockholders on May 1, 2014. The Compensation Committee administers the 2014 Plan and has the authority to interpret its provisions and make all required determinations under the plan.

Non-Equity Incentive Plan Awards

Our NEOs' 2015 non-equity incentive awards reported in the above table are described under "Compensation Discussion and Analysis—2015 NEO Compensation—Annual Cash Incentive Compensation" above.

Equity Incentive Awards

The Grants of Plan-Based Awards During 2015 table above reflects the 2015 LTIP awards, comprising the 3-Year LTIP PSUs, 1-Year LTIP PSUs, and Retentive LTIP RSUs granted to our eligible NEOs. Each PSU and RSU represents a contractual right to receive one share of our common stock, subject to the applicable time-based and performance-based vesting requirements.

2015 3-Year LTIP PSUs

The PSUs granted in respect of the 3-Year LTIP cliff vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2015 through December 31, 2017. Subject to the CEO's employment agreement, if the CEO's employment terminates due to death or disability, if HCP terminates the CEO without cause or the CEO terminates her employment for good reason, the 3-Year LTIP PSUs will vest in full based on the target amount. If the employment of an NEO (other than the CEO) terminates due to death, disability or a qualified retirement, if HCP terminates the NEO without cause or the NEO terminates his employment for good reason, or in the event of a qualified retirement by the CEO, the PSUs will remain outstanding during the performance period and the eligible NEO will receive a pro rata portion of the units earned, if any, based on the portion of the performance period worked. For both the CEO and the other eligible NEOs, if there is a change in control of HCP during the performance period, the performance period for the 3-Year LTIP PSUs will be shortened and performance will be determined based on such shortened period.

2015 1-Year LTIP PSUs

The PSUs granted in respect of the 1-Year LTIP were scheduled to vest, if at all, subject to the achievement of performance criteria (based on forward-looking relative TSR) over a performance period from January 1, 2015 through December 31, 2015. The same termination and change in control provisions summarized above with respect to the 3-year LTIP RSUs also apply to the 1-year LTIP PSUs.

As discussed above under "Proxy Highlights—Pay-for-Performance Alignment," the Company did not achieve the threshold relative TSR ranking for the 2015 1-year LTIP performance period, and therefore all of the 2015 1-year LTIP PSUs were forfeited.

2015 Retentive LTIP RSUs

RSUs granted in respect of the Retentive LTIP vest in equal installments on the first, second and third anniversaries of the grant date. With respect to Retentive LTIP RSUs, if the NEO's employment terminates due to death, disability or a qualified retirement, the RSUs fully vest. In the event of the CEO's termination for good reason or by HCP without cause, the RSUs will also vest in full. In the event of an eligible NEO's termination (other than the CEO) for good reason or by HCP without cause, the units that are scheduled to vest within two years following termination will vest in full. The administrator has discretion to determine the treatment of the Retentive LTIP Units in the event of a change in control.

Other Terms

Vested RSUs and PSUs are payable in an equal number of shares of our common stock. Payment will generally be made as the units vest, although the NEO may elect to have the units paid on a deferred basis. The NEO does not have the right to vote or dispose of the units, but does have the right to receive cash payments as dividend equivalents based on the amount of dividends paid by HCP during the term of the award on a number of shares equal to the number of outstanding and unpaid units then subject to the award. Such payments are made concurrently with the related dividends paid to our stockholders. However, dividend equivalents that would otherwise be paid during the applicable performance period with respect to the 1-Year LTIP awards and the 3-Year LTIP awards will instead accrue and be paid at the end of the performance period based on the number of units actually earned if the related performance goals for the award are satisfied (and forfeited to the extent the related performance goals are not satisfied), or in certain cases for the CEO, as described above, will be paid upon termination based on the target amount of PSUs.

Outstanding Equity Awards at December 31, 2015

The following table presents, in the manner and format required under applicable SEC rules, information regarding the outstanding equity awards held by each of our NEOs at December 31, 2015.

Name (a)	Award Grant Date (b)	Number of Securities Underlying Unexercised Options (#) Exercisable (c)	Number of Securities Underlying Unexercised Options (#) Unexercisable (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1] (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Have Not Vested ($)[1] (j)
Lauralee E. Martin[2]	2/2/15	—	—	—	—	22,521[3]	861,203	—	—
	2/2/15	—	—	—	—	—	—	22,520[4]	861,165
	2/2/15	—	—	—	—	—	—	11,260[5]	430,582
	2/3/14	65,790	32,895[6]	38.83	2/3/24	18,242[6]	697,574	—	—
	2/3/14	52,632	26,316[6]	38.83	2/3/24	14,594[6]	558,075	—	—
	2/3/14	—	—	—	—	—	—	32,192[7]	1,231,022
	2/3/14	—	—	—	—	—	—	25,754[7]	984,833
	10/2/13	—	—	—	—	35,910[8]	1,373,198	—	—
Timothy M. Schoen	2/2/15	—	—	—	—	6,624[3]	253,302	—	—
	2/2/15	—	—	—	—	—	—	6,624[4]	253,302
	2/2/15	—	—	—	—	—	—	3,312[5]	126,651
	2/3/14	18,092	9,046[6]	38.83	2/3/24	5,017[6]	191,850	—	—
	2/3/14	—	—	—	—	—	—	8,853[7]	338,539
	1/28/13	15,280	15,280[9]	46.92	1/28/23	10,870[9]	415,669	—	—
	1/30/12	11,830	5,915[10]	41.64	1/30/22	5,103[10]	195,139	—	—
	1/27/11	10,888	—	36.96	1/27/21	—	—	—	—
	1/29/10	5,222	—	28.35	1/29/20	—	—	—	—
J. Justin Hutchens	9/1/15	—	—	—	—	12,915[11]	493,870	—	—
Thomas M. Klaritch	2/2/15	—	—	—	—	16,959[3]	648,512	—	—
	2/3/14	9,211	18,422[12]	38.83	2/3/24	10,216[12]	390,660	—	—
	1/28/13	7,958	7,958[9]	46.92	1/28/23	5,662[9]	216,515	—	—
	1/30/12	9,759	3,253[10]	41.64	1/30/22	2,807[10]	107,340	—	—
	1/27/11	21,776	—	36.96	1/27/21	—	—	—	—
	1/29/10	30,465	—	28.35	1/29/20	—	—	—	—
	1/30/09	71,810	—	23.34	1/30/19	—	—	—	—
	1/25/08	45,000	—	31.95	1/25/18	—	—	—	—
Paul F. Gallagher	2/2/15	—	—	—	—	—	—	6,183[4, 13]	236,419
	2/2/15	—	—	—	—	—	—	3,709[5]	141,832
	2/3/14	—	—	—	—	—	—	6,182[7]	236,400
	2/3/14	37,992	—	38.83	2/3/24	—	—	—	—
	1/28/13	44,568	—	46.92	1/28/23	—	—	—	—
	1/30/12	59,740	—	41.64	1/30/22	—	—	—	—
	1/27/11	41,876	—	36.96	1/27/21	—	—	—	—
	1/29/10	44,100	—	28.35	1/29/20	—	—	—	—
	1/30/09	57,351	—	23.34	1/30/19	—	—	—	—
James W. Mercer	2/2/15	—	—	—	—	6,360[3]	243,206	—	—
	2/2/15	—	—	—	—	—	—	6,359[4]	243,168
	2/2/15	—	—	—	—	—	—	3,180[5]	121,603
	2/3/14	18,092	9,046[6]	38.83	2/3/24	5,017[6]	191,850	—	—
	2/3/14	—	—	—	—	—	—	8,853[7]	338,539
	1/28/13	16,554	16,554[9]	46.92	1/28/23	11,776[9]	450,314	—	—
	1/30/12	15,528	5,176[10]	41.64	1/30/22	4,465[10]	170,742	—	—

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) or Column (i) respectively by $38.24 (the closing price of our common stock on the last trading day of 2015).

(2) Outstanding equity awards for Ms. Martin do not include outstanding RSU awards granted in connection with her service as an Independent Director prior to her election as President and CEO, as follows (the market value of unvested units is calculated in the manner described in footnote (1) immediately above):

Award Grant Date	Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)
4/26/2012	750	28,680
4/25/2013	1,500	57,360

(3) The unvested portions of these awards were and are scheduled to vest in equal installments on February 2, 2016, 2017 and 2018.

(4) Subject to the satisfaction of applicable performance criteria, the unvested portions of these awards are scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2017. The number of shares reported is based on the achievement of threshold performance goals. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements" for information regarding the treatment of Messrs. Gallagher's and Mercer's awards.

(5) Subject to the satisfaction of applicable performance criteria, the unvested portions of these awards were scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ended December 31, 2015. The Company did not achieve the threshold TSR ranking and therefore the full amount of the awards was forfeited effective February 1, 2016. The number of shares reported in the table above is based on the achievement of threshold performance goals.

(6) The unvested portion of these awards vested on February 3, 2016.

(7) Subject to the satisfaction of applicable performance criteria, the unvested portions of these awards are scheduled to vest upon certification of the performance results by the Compensation Committee following the performance period ending December 31, 2016. The number of shares reported is based on the achievement of threshold performance goals. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements" for information regarding the treatment of Messrs. Gallagher's and Mercer's awards.

(8) The unvested portions of these awards are scheduled to vest in three quarterly installments beginning on March 31, 2016.

(9) The unvested portions of these awards were and are scheduled to vest in two equal installments on January 28, 2016 and 2017, except that Mr. Mercer's final installment was accelerated in connection with his retirement. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—James W. Mercer."

(10) The unvested portion of these awards vested on January 30, 2016.

(11) The unvested portion of this award is scheduled to vest in equal installments on September 1, 2016, 2017 and 2018.

(12) The unvested portions of these awards were and are scheduled to vest in two equal installments on February 2, 2016 and 2017.

(13) Pursuant to the Gallagher Separation Agreement, five-sixths of Mr. Gallagher's 3-Year LTIP award granted in 2015 remains outstanding, while the remaining one-sixth of the award terminated on June 30, 2015. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Paul F. Gallagher."

Option Exercises and Stock Vested During 2015

The following table presents information regarding the exercise of stock options by NEOs during 2015 and the vesting of other stock awards during 2015 that were previously granted to our NEOs, in the manner and format required under applicable SEC rules. None of our NEOs exercised stock options during 2015.

Name (a)	Option Awards: Number of Shares Acquired on Exercise (#) (b)	Option Awards: Value Realized on Exercise ($)[1] (c)	Stock Awards: Number of Shares Acquired on Vesting (#) (d)	Stock Awards: Value Realized on Vesting ($)[1] (e)
Lauralee E. Martin	—	—	82,966[2]	3,518,110[2]
Timothy M. Schoen	—	—	37,144	1,616,682
J. Justin Hutchens	—	—	—	—
Thomas M. Klaritch	—	—	16,857	804,699
Paul F. Gallagher	—	—	112,340	4,708,767
James W. Mercer	—	—	27,457	1,182,824

(1) The dollar amounts shown in Column (e) for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per share closing price of HCP common stock on the trading day prior to the vesting date. The values reported in the table above do not represent the actual cash value realized by the named individual upon the vesting of shares to the extent such individual did not immediately sell the shares upon vesting.

(2) For Ms. Martin, the amounts reported in Columns (d) and (e) include 2,250 RSUs that vested in connection with her service as an Independent Director prior to her election as President and CEO, with a value realized upon vesting of $95,483.

Non-Qualified Deferred Compensation During 2015

No NEO deferred compensation during 2015 or had a deferred compensation balance at the end of 2015.

Potential Payments Upon a Termination or Change in Control

The following section describes the benefits that may become payable to our current NEOs in connection with a termination of their employment with HCP and/or a change in control of HCP. You should read this section in combination with "—Description of Plan-Based Awards—Equity Incentive Awards," which describes the treatment of outstanding equity-based awards held by our NEOs upon a termination or change in control of HCP.

Employment Agreements–Termination of Employment

Lauralee E. Martin

The Martin Employment Agreement (described above under "—Employment Agreements—Base Salary and Cash Incentive Awards") provides for severance benefits to be paid to Ms. Martin in connection with a termination of her employment with HCP during the term of the agreement. If HCP terminates Ms. Martin's employment without "cause," if her employment is terminated by reason of her death or "disability," or if she terminates her employment for "good reason" (as each indicated term is defined in her employment agreement) during the term, she will be entitled to: (1) salary continuation in an amount equal to the greater of (a) two times the sum of her annual base salary and her target cash incentive award and (b) her base salary and target cash incentive award for the remainder of the term, payable in 24 monthly installments; (2) full acceleration of vesting of any then-outstanding equity awards, with any performance-based awards to vest in full based upon the target number of shares; (3) two years to exercise outstanding stock options in the case of a termination by HCP without cause or by Ms. Martin for good reason, or three years in the case of a termination by reason of death or disability (not to extend beyond the original expiration date); and (4) reimbursement of COBRA premiums for 24 months. Pursuant to the Make-Whole Award Agreement, if Ms. Martin's employment is terminated by reason of her qualified retirement (as defined in such agreement), any portion of her October 2013 restricted stock award that is unvested at the time of such retirement will become vested.

Ms. Martin's right to receive the severance benefits described above is contingent on Ms. Martin providing a general release of claims in favor of HCP and complying with certain non-solicitation and other restrictive covenants set forth in the employment agreement. In the event Ms. Martin becomes entitled to severance benefits under the Amended and Restated Change in Control Severance Plan (the "CIC Plan") described below, she would be entitled to receive the benefits provided under the CIC Plan and not the benefits provided under her employment agreement.

Pursuant to Ms. Martin's employment agreement, she has agreed not to disclose any confidential information of HCP at any time during or after her employment with HCP. In addition, Ms. Martin has agreed to a non-compete provision during the period of her employment with HCP, and to the extent permitted by applicable law, during the period she is to receive any severance amounts. She has further agreed that, during the period of her employment with HCP, and for a period of one year following a termination of her employment with HCP, she will not solicit HCP's employees or customers or materially interfere with any of HCP's business relationships.

Timothy M. Schoen

The employment agreement with Mr. Schoen (described above under "—Employment Agreements—Base Salary and Cash Incentive Awards") provides for certain benefits to be paid to him in connection with a termination of his employment with HCP during the term of the agreement either by HCP other than for "cause" or by Mr. Schoen with "good reason" (as those terms are defined in the employment agreement). If Mr. Schoen's employment with HCP is terminated under such circumstances, he will be entitled to: (1) a lump sum cash payment equal to two times the sum of (a) his base salary at the annualized rate in effect on his termination date and (b) the greater of his annual cash incentive award for HCP's last fiscal year for which the Compensation Committee has determined cash incentive awards for HCP's executives generally prior to the termination date (the "last cash incentive year") or the average of his annual cash incentive awards for HCP's last three fiscal years ending with the last cash incentive year, and (2) accelerated vesting of any portion of his then-outstanding equity awards that are scheduled to vest to within two years following the termination date, except that performance-based awards will be held open until the end of the relevant performance period and, as to any portion of the award eligible to vest based on the level of performance achieved, he will be credited with two additional years of service after the termination date for purposes of applying any time-based vesting requirements applicable to the award.

Additionally, if Mr. Schoen's employment is terminated other than by HCP for cause or by Mr. Schoen for good reason, he will be entitled to reimbursement of COBRA premiums for 24 months.

Mr. Schoen's right to receive the severance benefits described above is contingent on his providing a general release of claims in favor of HCP and complying with certain non-solicitation and other restrictive covenants set forth in his employment agreement. In the event Mr. Schoen becomes entitled to severance benefits under the CIC Plan described below, he would be entitled to receive the benefits provided under the CIC Plan and not the benefits provided under his employment agreement.

J. Justin Hutchens

The employment agreement with Mr. Hutchens (described above under "—Employment Agreements—Base Salary and Cash Incentive Awards") provides for certain benefits to be paid to him in connection with a termination of his employment with HCP during the term of the agreement either by HCP other than for "cause" or by Mr. Hutchens with "good reason" (as those terms are defined in the employment agreements). If Mr. Hutchens' employment with HCP is terminated under such circumstances within the first two years of his employment, he will be entitled to: (1) a lump sum cash payment equal to two times the sum of (a) his base salary at the annualized rate in effect on his termination date and (b) the greater of his annual cash incentive award for HCP's last fiscal year for which the Compensation Committee has determined cash incentive awards for HCP's executives generally prior to the termination date (the "last cash incentive year") or $1,100,000, and (2) accelerated vesting of any portion of his then-outstanding equity awards that are scheduled to vest within two years following the termination date, except that performance-based awards will be held open until the end of the relevant performance period and, as to any portion of the award eligible to vest based on the level of performance achieved, he will be credited with two additional years of service after the termination date for purposes of applying any time-based vesting requirements applicable to the award. If Mr. Hutchens' employment is terminated under such circumstances during the third year of his employment with HCP, he will be entitled to: (1) continuation of his base salary at the annualized rate in effect on his termination date through the end of the term of his employment agreement, (2) a lump sum cash payment equal to the lesser of (x) the average of his annual cash incentive awards for HCP's last two fiscal years ending with the last cash incentive year and (y) the average of his annual cash incentive awards for his entire employment with the HCP and (3) accelerated vesting of any portion of his then-outstanding equity awards that are scheduled to vest by the end of the calendar year following the termination date, except that performance-based awards will be held open until the end of the relevant performance period and, as to any portion of the award eligible to vest based on the level of performance achieved, he will be credited with additional service through the end of the calendar year in which the termination date occurs for purposes of applying any time-based vesting requirements applicable to the award.

Additionally, if Mr. Hutchens' employment is terminated other than by HCP for cause or by Mr. Hutchens for good reason, regardless of when the termination occurs, he will be entitled to reimbursement of COBRA premiums for 24 months.

Mr. Hutchens' right to receive the severance benefits described above is contingent on his providing a general release of claims in favor of HCP and complying with certain non-solicitation and other restrictive covenants set forth in his employment agreement. In the event Mr. Hutchens becomes entitled to severance benefits under the CIC Plan described below, he would be entitled to receive the benefits provided under the CIC Plan and not the benefits provided under his employment agreement.

Severance Arrangements

Paul F. Gallagher

On June 18, 2015, HCP entered into the Gallagher Separation Agreement with Mr. Gallagher under which his employment with HCP terminated on June 30, 2015. Pursuant to the agreement, Mr. Gallagher received a lump sum cash payment of $2,083,334, which includes a payment of $50,000 to reimburse him for the estimated premiums for 24 months of COBRA continuation coverage. Generally, the time-based equity awards granted to Mr. Gallagher vested in connection with his separation and remain exercisable subject to and in accordance with their applicable terms. Mr. Gallagher's performance-based equity awards will remain outstanding until the end of the applicable performance period and a pro rata portion will vest based on achievement of applicable performance goals, with such proration based on the portion of the performance period worked plus a credit of an additional two years. As described above, all of Mr. Gallagher's 2015 1-year LTIP PSUs were forfeited following the end of the applicable performance period because the threshold performance criteria for any of the awards to vest was not achieved.

Under the separation agreement, Mr. Gallagher continued to provide consulting services to HCP until March 15, 2016. For his services as a consultant, Mr. Gallagher received a consulting fee of $150,000 per month, paid in monthly installments, as well as a bonus of $250,000, payable at the end of his consulting term conditioned upon his execution of a release entered into with HCP, which he executed.

James W. Mercer

On January 12, 2016, HCP entered into the Mercer Separation Agreement with Mr. Mercer, under which his employment with HCP terminated on February 5, 2016 due to Mr. Mercer's retirement. Under the agreement, Mr. Mercer received a lump sum cash payment of $660,000. Mr. Mercer also received the annual cash bonus of $709,500 that he would otherwise have earned in respect of 2015 performance. Generally, Mr. Mercer's outstanding time-based equity awards vested on the date of his retirement and all outstanding stock options will remain exercisable subject to and in accordance with their applicable terms. Mr. Mercer's performance-based equity awards will remain outstanding until the end of the applicable performance period and a pro rata portion will vest based on achievement of applicable performance goals, with such proration based on Mr. Mercer's credited service with HCP through December 31, 2016. As described above, all of Mr. Mercer's 2015 1-year LTIP PSUs were forfeited following the end of the applicable performance period because the threshold performance criteria for any of the awards to vest was not achieved.

Under the separation agreement Mr. Mercer will continue to provide consulting services to HCP until December 31, 2016. For his services as a consultant, Mr. Mercer will receive a consulting fee of $88,636 per month, payable in monthly installments.

Change in Control Severance Plan

Our CIC Plan does not include any gross-up for excise taxes imposed under Section 280G of the Code on the benefits payable to participants in connection with a change in control. All of our current officers are participants in the CIC Plan and are not entitled to such tax gross-ups under the CIC Plan or any other agreement with the Company.

Other features of the CIC Plan, as described more fully below, include:

- "Double trigger," meaning that officers are entitled to severance payments under the CIC Plan only in the event of a qualifying termination of employment within two years of a change in control;

- "Severance multiplier" of two for all officers (other than Ms. Martin, whose severance multiplier is three); and

- Payments (or benefits) payable to a participant under the CIC Plan will either be reduced to avoid Section 280G excise taxes or be paid in full (with the participant paying any such excise taxes), whichever option places the participant in the best after-tax position.

In the event a participant would be entitled to severance under the CIC Plan and an employment agreement, the CIC Plan provides that such participant will only receive severance under the CIC Plan. Under the CIC Plan, if a change in control of HCP occurs during the term of the CIC Plan and a participant's employment with HCP is terminated by HCP without cause or by the participant for good reason within the two year period following the change in control, the participant will generally be entitled to receive the following benefits: (1) a cash lump sum payment equal to the participant's severance multiplier times the sum of (a) the participant's base salary plus (b) the greater of one-third of the participant's base salary or the participant's average annual cash incentive award for the preceding three years (based only on complete fiscal years in which the participant was employed); (2) a lump sum cash payment equal to the expected cost of premiums for medical coverage pursuant to COBRA for the number of years represented by the severance multiplier; (3) if not then fully vested, full vesting in the participant's benefits under HCP's non-qualified retirement plans plus a lump sum cash payment equal to the participant's then unvested benefits under HCP's 401(k) plan; and (4) a lump sum cash payment equal to the participant's pro-rated annual cash incentive award amount for the year of termination (with the "annual cash incentive award amount" being determined as described in clause (1)(b) above). For these purposes, the terms "cause," "good reason" and "change in control" are each defined in the CIC Plan.

In addition, the participant's equity-based awards (other than performance-based awards), to the extent then outstanding and not otherwise vested, will generally become fully vested, and the participant's outstanding stock options will generally remain exercisable for one year after the date of termination of the participant's employment (but in no event later than the expiration date of the option). Except as otherwise specifically provided in the applicable award agreement, the participant's equity-based awards that are then outstanding and subject to performance-based vesting requirements will continue in accordance with their terms with respect to the performance requirements, although such awards will become fully vested with respect to any time-based vesting requirements.

A participant's right to receive benefits under the CIC Plan is subject to the execution of a release of claims in favor of HCP upon the termination of the participant's employment. Participants are also subject to confidentiality, non-solicitation and non-competition restrictive covenants under the CIC Plan.

Estimated Severance and Change in Control Benefits

Severance Benefits

The following table presents HCP's estimate of the amount of the benefits to which the NEOs (other than Mr. Gallagher) would have been entitled had their employment terminated under the indicated circumstances pursuant to the terms of their respective employment agreements, as applicable (other than in connection with a change in control of HCP), on December 31, 2015. The chart assumes that the executive would not be entitled to receive the benefits provided under the CIC Plan in connection with such a termination of the executive's employment.

Name	Termination by HCP Without Cause or by Executive for Good Reason[1]				Termination due to Executive's Death or Disability[1]			
	Cash Severance ($)	Continuation of Health/Life Benefits ($)	Equity Acceleration ($)[2]	Total ($)	Cash Severance ($)	Continuation of Health Benefits ($)	Equity Acceleration ($)[2]	Total ($)
Lauralee E. Martin	6,000,000	37,513	10,581,658	16,619,171	6,000,000	37,513	10,581,658	16,619,171
Timothy M. Schoen	4,000,000	57,550	2,070,721	6,128,271	—	—	1,929,476	1,929,476
J. Justin Hutchens	3,300,000	41,565	329,246	3,670,811	—	—	493,870	493,870
Thomas M. Klaritch	—	—	—	—	—	—	1,363,027	1,363,027
James W. Mercer	3,550,000	57,550	2,057,350	5,664,900	—	—	1,912,739	1,912,739

(1) Mr. Gallagher has been omitted from this table as his employment with HCP terminated during 2015. Mr. Mercer retired from HCP effective February 5, 2016, but is included in the table above because he was employed by us as of December 31, 2015. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Paul F. Gallagher" and "—James W. Mercer" above for information regarding payments to Messrs. Gallagher and Mercer in connection with their respective resignation and retirement.

(2) These columns report the intrinsic value of the unvested portions of the executive's equity awards that would accelerate in the circumstances described above. For options, this value is calculated by multiplying the amount (if any) by which $38.24 (the closing price of our common stock on the last trading day of 2015) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option. For restricted stock, RSU and PSU awards, this value is calculated by multiplying $38.24 by the number of shares or units subject to the accelerated portion of the award. We include the value related to accelerated vesting of PSU awards in the table above assuming the performance-based vesting requirements were satisfied at target levels (including with respect to the 2015 1-year PSU LTIP awards, which had not been evaluated as of December 31, 2015, as the award agreements require certification of results by the Compensation Committee following the end of the performance period prior to the vesting or forfeiture of the awards).

Change in Control Severance Benefits

The following table presents HCP's estimate of the benefits to which each of the NEOs (other than Mr. Gallagher) would have been entitled had a change in control of HCP occurred on December 31, 2015 (and, as applicable, the executive's employment with HCP had terminated under the circumstances described above on such date before any excise-tax reduction under our CIC Plan described above).

Name[1]	Cash Severance ($)[2]	Continuation of Health/Life Benefits ($)[3]	Equity Acceleration ($)[4]	Total ($)[5]
Lauralee E. Martin	9,300,000	56,269	10,581,658	19,937,927
Timothy M. Schoen	3,666,667	57,550	2,492,866	6,217,083
J. Justin Hutchens	1,466,667	41,565	493,870	2,002,102
Thomas M. Klaritch	1,822,500	57,550	1,363,027	3,243,077
James W. Mercer	3,316,667	57,550	2,462,618	5,836,835

(1) Mr. Gallagher has been omitted from this table because his employment with HCP terminated in 2015. Mr. Mercer retired from HCP effective February 5, 2016, but is included in the table above because he was employed by us as of December 31, 2015. See "—Potential Payments Upon a Termination or Change in Control—Severance Arrangements—Paul F. Gallagher" and "—James W. Mercer" above for information regarding payments to Messrs. Gallagher and Mercer in connection with their respective resignation and retirement.

(2) As described above under "—Potential Payments Upon a Termination or Change in Control—Change in Control Severance Plan," and as quantified in this column, the CIC Plan provides for a cash severance payment in the event of a qualifying termination of employment. Additionally, the CIC Plan provides for the payment of a pro-rated annual cash incentive amount for the year of termination, which, assuming a termination on December 31, 2015, would have resulted in the following awards: Ms. Martin, $2,300,000; Mr. Schoen, $1,183,333; Mr. Hutchens, $57,260; Mr. Klaritch, $525,000; and Mr. Mercer, $1,108,333.

(3) These amounts represent the aggregate cost of the premiums that would be charged to each individual to continue health coverage pursuant to COBRA for such individual and his/her eligible dependents (to the extent that such dependents were receiving health benefits prior to the individual's termination date) for a period of three years for Ms. Martin and two years for each of Messrs. Schoen, Hutchens, Klaritch and Mercer.

(4) See footnote (2) to the preceding table under "Severance Benefits" for the manner of calculating equity acceleration value. As to the PSUs awarded to all of the NEOs during 2015 reported in the "Grants of Plan-Based Awards During 2015" table above that are subject to both time-based and performance-based vesting requirements, the time-based vesting requirements would be waived but the awards would continue to be subject to the performance-based vesting requirements if the executive's employment had terminated under the circumstances described above. We have included the value related to accelerated vesting of awards in the table above assuming the performance-based vesting requirements were satisfied at target levels (including with respect to the 2015 1-year PSU LTIP awards, as described in footnote (2) to the preceding table).

(5) Payments may be reduced under the CIC Plan to avoid excise tax penalties, as described above under "—Potential Payments Upon a Termination or Change in Control—Change in Control Severance Plan."

Approval, on an Advisory Basis, of Executive Compensation

In accordance with the requirements of Section 14A of the Exchange Act and the related rules of the SEC, stockholders are entitled to cast a nonbinding, advisory vote to approve the compensation of our NEOs (often referred to as "say on pay"). Our current policy is to provide stockholders with an opportunity to participate in this advisory vote on an annual basis. Accordingly, you are being asked to vote on the following resolution at the Annual Meeting:

RESOLVED, that the stockholders **APPROVE,** on an advisory basis, the compensation paid to the NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Our Board recommends that you vote **FOR** this resolution because it believes that our executive compensation program supports our compensation objectives and philosophies, including:

- ✔ Aligning compensation with stockholder interests;

- ✔ Promoting the creation of long-term stockholder value;

- ✔ Providing a straightforward and transparent compensation program, with rigorous, objective and at-risk performance criteria, including future relative TSR as a significant component;

- ✔ Discouraging excessive risk-taking by balancing short- and long-term compensation awards;

- ✔ Attracting, motivating and retaining key employees with outstanding talent and ability; and

- ✔ Rewarding performance, with a meaningful portion of compensation tied to the Company's financial and strategic goals.

Voting Standard

This proposal to approve the compensation paid to our NEOs requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting. This proposal is advisory only and will not be binding on, overrule any decision by, or create or imply additional fiduciary duties for, HCP, our Board or the Compensation Committee. The Compensation Committee, which is responsible for designing and administering HCP's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Our current policy is to provide our stockholders with an opportunity to approve the compensation of our NEOs each year at the annual meeting of stockholders. It is expected that the next advisory vote on executive compensation will be held at the 2017 annual meeting of stockholders.

Board Recommendation



Our Board unanimously recommends that you vote FOR the approval of the compensation of our NEOs, as disclosed in this proxy statement, which includes the "Compensation Discussion and Analysis," the accompanying tables and the related narrative disclosure, pursuant to the SEC's executive compensation disclosure rules.

Equity Compensation Plan Information

The following table sets forth, for each of the Company's equity compensation plans, the number of shares of common stock subject to outstanding awards, the weighted average exercise price of outstanding options, and the number of shares remaining available for future award grants as of December 31, 2015.

Plan Category	Number of securities to be issued upon exercise of outstanding options and vesting of restricted stock units (a)	Weighted average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity compensation plans approved by security holders	2,605,510[1]	38.58[2]	32,367,865[3]
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	2,605,510	38.58	32,367,865

(1) Of these shares, 1,738,547 were subject to outstanding stock options and 866,963 were subject to outstanding restricted stock units (including outstanding PSUs, which are presented at their target levels). This number does not include 35,910 shares that were subject to then-outstanding, but unvested, restricted stock awards under the Company's 2006 Performance Incentive Plan (the "2006 Plan").

(2) This weighted average exercise price does not reflect the 866,963 shares that will be issued upon the payment of outstanding restricted stock units.

(3) Of the aggregate number of shares that remained available for issuance as of December 31, 2015, all were available under the 2014 Plan. Following the adoption of the 2014 Plan, no new awards have been or will be issued under the 2006 Plan. Subject to certain express limits of the 2014 Plan, shares available for award purposes under the 2014 Plan generally may be used for any type of award authorized under that plan including options, stock appreciation rights and other forms of awards granted or denominated in shares of our common stock including, without limitation, stock bonuses, restricted stock, RSUs and PSUs.

Voting at the Annual Meeting

General Information

Stockholders of record of our common stock as of the close of business on March 7, 2016, the record date for the Annual Meeting, are entitled to notice of and to vote at the Annual Meeting. As of the close of business on the record date, there were 466,758,825 shares of our common stock outstanding and eligible to vote at the Annual Meeting. There is no other class of voting securities outstanding. Each share of common stock entitles its holder to one vote at the Annual Meeting. To have a quorum at the Annual Meeting, the holders of a majority of the shares of our common stock entitled to vote at the Annual Meeting must be present in person or represented by proxy.

Voting Via the Internet, Telephone or Mail

You may submit your proxy or voting instructions via the Internet, by telephone or by mail, depending on the manner in which you receive your proxy materials. If you received a Notice of Internet Availability by mail, you can submit a proxy or voting instructions via the Internet by following the instructions provided in the Notice of Internet Availability. If you received a printed set of the proxy materials by mail, you may submit a proxy or voting instructions via the Internet, by telephone (if available) or by mail by following the instructions on the proxy card or voting instruction form.

If you are a stockholder of record voting by telephone or the Internet, your proxy must be received by 8:59 p.m. Pacific Time (11:59 p.m. Eastern Time) on April 27, 2016 in order for your shares to be voted at the Annual Meeting. However, if you are a stockholder of record submitting a proxy card by mail, you may instead mark, sign and date the proxy card you received and return it in the accompanying prepaid and addressed envelope so that it is received by HCP before the Annual Meeting. If you hold your shares in street name, please provide your voting instructions by the deadline specified by the bank, broker or other nominee who holds your shares.

Voting in Person

All stockholders of record may vote in person at the Annual Meeting by written ballot. However, if you are the beneficial owner of shares held in street name through a bank, broker or other nominee, you may not vote your shares at the Annual Meeting unless you obtain a "legal proxy" from the bank, broker or nominee that holds your shares giving you the right to vote the shares at the Annual Meeting.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy or voting instructions in advance to authorize the voting of your shares at the Annual Meeting so that your vote will be counted if you later are unable to attend.

How Your Shares Will Be Voted

On Proposal No. 1 (the election of directors), you may vote FOR, AGAINST or ABSTAIN with respect to each director nominee. On Proposal No. 2 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2016) and Proposal No. 3 (the approval, on an advisory basis, of executive compensation), you may vote FOR, AGAINST or ABSTAIN. Although our Board does not know of any business to be considered at the Annual Meeting other than the three proposals described in this proxy statement, if any other business properly comes before the Annual Meeting, a stockholder's properly submitted proxy gives authority to the proxy holder to vote on those matters in his or her discretion.

Your shares will be voted as you specify in your proxy or voting instructions. If you are a stockholder of record and properly submit a proxy but do not specify your voting choice on one or more of the items listed in the notice of meeting, your shares will be voted as recommended by the Board on those items.

If you hold your shares in street name through a brokerage account and you do not submit voting instructions to your broker, your broker will not be authorized to vote your shares on any of the matters at the Annual Meeting, other than Proposal No. 2 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2016). If your broker exercises its discretion to vote on Proposal No. 2 at the Annual Meeting, your shares will constitute "broker non-votes" on each of the other items at the Annual Meeting.

Effect of Abstentions and Broker Non-Votes

Abstentions will be counted as present and entitled to vote for purposes of determining the presence of a quorum but will not be counted as votes cast on Proposal No. 1 (the election of directors), Proposal No. 2 (the ratification of the appointment of Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2016) or Proposal No. 3 (the approval, on an advisory basis, of executive compensation) and therefore will not be counted in determining the outcome of those proposals.

Broker non-votes will be counted as present and entitled to vote for the purpose of determining the presence of a quorum at the Annual Meeting, but will not be counted as votes cast with respect to Proposal No. 1 (the election of directors) or Proposal No. 3 (the approval, on an advisory basis, of executive compensation) and therefore will not be counted in determining the outcome of those proposals.

Revoking or Changing Your Vote

If you are a stockholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by delivering a written notice of revocation to our Corporate Secretary at our principal executive offices, by submitting a later-dated proxy via the Internet, by telephone or by mail or by voting in person at the Annual Meeting. If your shares are held in street name through a bank, broker or other nominee, you may revoke any previous voting instructions by submitting new voting instructions to the bank, broker or nominee holding your shares by the specified deadline or by attending the Annual Meeting and voting in person if you have obtained a legal proxy from the bank, broker or nominee giving you the right to vote the shares at the Annual Meeting. Attendance at the Annual Meeting will not by itself constitute a revocation of any proxy or voting instructions.

Inspector of Elections

Votes cast by proxy or in person at the Annual Meeting will be counted by a representative of Broadridge Financial Solutions, Inc. ("Broadridge"), HCP's appointed inspector of elections for the Annual Meeting. In connection with the duties as inspector of elections, Broadridge's representative will also determine whether a quorum is present, evaluate the validity of proxies and ballots and certify the voting results.

Proxy Solicitation

We will bear all costs of the solicitation of proxies for the Annual Meeting. In addition to solicitation by mail, directors and officers of HCP, without receiving any additional compensation, may solicit proxies personally or by telephone, email or other electronic means. We will request brokerage houses, banks and other custodians or nominees holding stock in their names for others to forward proxy materials to their customers or principals who are the beneficial owners of shares of our common stock and will reimburse them for their expenses in doing so. We have retained the services of Innisfree M&A Incorporated ("Innisfree") to assist in the solicitation of proxies for a fee of $20,000 plus reasonable out-of-pocket expenses. We may engage Innisfree for additional solicitation work and incur fees greater than $20,000, depending on a variety of factors, including preliminary voting results.

Voting Results

We intend to announce preliminary voting results at the Annual Meeting and disclose final voting results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting.

2017 Stockholder Proposals and Director Nominations

We expect to hold our 2017 annual meeting of stockholders on or about April 27, 2017.

Proposals to be Included in 2017 Proxy Materials

Any stockholder that desires to have a proposal considered for presentation at the 2017 annual meeting of stockholders, and included in HCP's proxy materials used in connection with our 2017 annual meeting, must submit the proposal in writing to and received by our Corporate Secretary no later than November 17, 2016. The proposal must also comply with the requirements of Rule 14a-8 under the Exchange Act.

Proxy Access Nominations

Any stockholder (or group of no more than 25 stockholders) meeting the Company's continuous ownership requirements set forth in our Bylaws that wishes to nominate a candidate or two candidates for election to our Board for inclusion in our proxy materials for our 2017 annual meeting of stockholders must provide written notice to our Corporate Secretary no earlier than October 18, 2016, nor later than November 17, 2016. Other specifics regarding the foregoing proxy access right, including the required content of the notice and certain other eligibility and procedural requirements, can be found in Section 8 of Article II of our Bylaws.

Nominations or Proposals Not Included in 2017 Proxy Materials

If a stockholder seeks to nominate a candidate for election or to propose business for consideration at our 2017 annual meeting but not have it included in our proxy materials for the 2017 annual meeting, HCP must receive notice of the proposal or director nomination no earlier than January 28, 2017 and no later than February 27, 2017. If we change the date of our 2017 annual meeting to a date that is before March 29, 2017 or after June 27, 2017, however, notice of any proposal or director nomination must instead be delivered not earlier than the ninetieth (90th) day and not later than the close of business on the later of the sixtieth (60th) day prior to our 2017 annual meeting, or the tenth (10th) day following the day on which we publicly announce the date of our 2017 annual meeting. If the notice is not received between these dates and does not satisfy the additional notice requirements set forth in Article II, Section 7(a) of our Bylaws, the notice will be considered untimely and will not be acted upon at our 2017 annual meeting.

Proposals, nominations and notices should be directed to the attention of the Corporate Secretary, HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.

Delivery of Proxy Materials

We may satisfy SEC rules regarding delivery of proxy materials, including our proxy statements and Annual Reports by delivering only one set of proxy materials to multiple stockholders that share the same address, unless we have received contrary instructions in writing. This "householding" process can result in meaningful cost savings for us and is consistent with our commitment to sustainability by reducing the environmental impact of printing and mailing paper copies. Upon oral or written request, we will deliver promptly a separate copy of proxy materials to a stockholder at a shared address to which a single copy of the proxy materials was delivered. If your shares are registered in your own name, you may request a separate copy of the proxy materials for this Annual Meeting or for future meetings of HCP stockholders by notifying Broadridge toll-free at 1-800-542-1061 or writing to Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood NY, 11717. If you are a street name holder, please contact the broker, bank or other nominee that holds your shares to request a separate copy of proxy materials.

In the future, stockholders of record can avoid receiving duplicate mailings by following the instructions on the Internet at *www.proxyvote.com.* If you hold your shares in street name and you would like to receive only one copy of the proxy materials in the future, you should contact your bank, broker or other nominee.

Financial Statements

Our Annual Report on Form 10-K for the year ended December 31, 2015, containing audited consolidated financial statements, accompanies this proxy statement. Upon the written request of any person solicited hereby, **HCP will provide a copy to such person, without charge, of HCP's Annual Report on Form 10-K for the year ended December 31, 2015. Such requests should be directed to our Corporate Secretary, HCP, Inc., 1920 Main Street, Suite 1200, Irvine, California 92614.**

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ALL STOCKHOLDERS ARE URGED TO SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING AND VOTE IN PERSON. If you attend the Annual Meeting and vote in person, your proxy will not be used.

By Order of the Board of Directors,

Troy E. McHenry
Executive Vice President,
General Counsel and Corporate Secretary

Irvine, California
March 17, 2016



CORPORATE HEADQUARTERS

1920 MAIN ST. SUITE 1200

IRVINE, CA 92614

(949) 407-0700

LOS ANGELES OFFICE

11150 SANTA MONICA BOULEVARD, SUITE 1600

LOS ANGELES, CA 90025

SAN FRANCISCO OFFICE

950 TOWER LANE, SUITE 1650

FOSTER CITY, CA 94404

NASHVILLE OFFICE

3000 MERIDIAN BOULEVARD, SUITE 200

FRANKLIN, TN 37067

LONDON OFFICE

24 BERKELEY SQUARE

LONDON, W1J 6HE



MIX
Paper from responsible sources
FSC® C012076



45 TREES
PRESERVED FOR
THE FUTURE



20,000,000
BTUs ENERGY
NOT CONSUMED



2 LBS
WATER-BORNE WASTE
NOT CREATED



3,816 LBS NET
GREENHOUSE
GASES PREVENTED



20,696 GAL
WASTEWATER
FLOW SAVED



1,385 LBS
SOLID WASTE
NOT GENERATED

This is a greener proxy statement. By producing our report in this manner, HCP reduces its impact on the environment in the ways listed above.